UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

(Name of small business issuer in its charter)

Delaware	1400	98-0200471
(State or Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or organization	Classification Code Number)	Identification No.)

4235Commerce Street

Little River, South Carolina 29566

(843) 390-2500

(Address and telephone number of principal executive offices)

Same as above

(Address of principal place of business or intended principal place of business)

William E. Prince, President

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

4235 Commerce Street

Little River, South Carolina 29566

(843) 390-2500

(Name, address and telephone number of agent for service)

Copies of Communications to:

Stoecklein Law Group

402 West Broadway, Suite 400

San Diego, CA 92101

(619) 595-4882

Fax (619) 595-4883

Approximate date of proposed sale to public: As soon as practicable after the registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[_]

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $0.001 par value	11,000,000	$0.08	$880,000	$94.16
Common Stock, $0.001 par value	7,400,000	$0.10	$740,000	$79.18
Common Stock, $0.001 par value	50,000	$0.12	$6,000	$0.64
Common Stock, $0.001 par value	1,650,000	$0.15	$247,500	$26.48
Common Stock, $0.001 par value	2,722,500	$0.20	$544,500	$58.27
Common Stock, $0.001 par value	400,000	$0.22	$88,000	$9.41
Common Stock, $0.001 par value	5,515,000	$0.25	$1,378,750	$147.53
Common Stock, $0.001 par value	1,094,000	$0.28	$306,320	$32.77
Common Stock, $0.001 par value	84,000	$0.30	$25,200	$2.70
Common Stock, $0.001 par value	3,415,000	$0.50	$1,707,500	$182.70
Common Stock, $0.001 par value	150,000	$0.52	$78,000	$8.35
Common Stock, $0.001 par value	3,215,000	$1.00	$3,215,000	$344.00
TOTAL	36,695,500		$9,216,770	$986.19
(1)	The proposed maximum offering price is estimated solely for the purpose of determining the registration fee and calculated pursuant to Rule 457(c).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these Securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated June 6, 2006

Post-Effective Amendment No. 1 to Prospectus dated February 9, 2006.

PROSPECTUS

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

We have prepared this prospectus to allow certain of our current stockholders to sell up to 36,695,500 shares of our common stock. The prospectus relates to the disposition by the selling security holders listed on page 10, or their transferees, of up to 24,565,500 shares of our common stock already issued and outstanding, 3,415,000 shares of our common stock issuable upon the exercise of series A warrants, 3,215,000 shares of our common stock issuable upon the exercise of series B warrants and 5,500,000 shares of our common stock issuable upon the exercise of series C warrants held by the selling security holders. If exercised, we may receive proceeds of up to $1,707,500 from the exercise of the series A warrants, $3,215,000 from the exercise of any of the series B warrants and $1,375,000 from the exercise of the series C warrants.

On February 9, 2006, the original registration statement on Form SB-2 relating to the resale of the shares by the selling security holders was declared effective by the Securities and Exchange Commission. The prices at which the selling security holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds received by the selling security holders.

The selling security holders may sell these shares from time to time after this Registration Statement is declared effective by the Securities and Exchange Commission. The prices at which the selling security holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

For a description of the plan of distribution of the shares, please see page 18 of this prospectus.

Our common stock is included for quotation on the over-the-counter bulletin board under the symbol “IEVM.” The closing price for the common stock on May 30, 2006 was $0.12 per share.

We urge you to read carefully the “Risk Factors” section beginning on page 6 where we describe specific risks associated with an investment in Integrated Environmental Technologies, Ltd. and these securities before you make your investment decision.

________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

________________________

THE DATE OF THIS PROSPECTUS IS _________________, 2006.

PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information in our financial statements and related notes appearing elsewhere in this prospectus. You should carefully consider the matters discussed in “Risk Factors” beginning on page 5.

Integrated Environmental Technologies, Ltd. (“IET”)

Integrated Environmental Technologies, Ltd., formerly Naturol Holdings Ltd., a Delaware corporation, was incorporated on February 2, 1999.

Since our incorporation on February 2, 1999, we have not been engaged in any significant operations nor have we had any significant revenues, as we are in the development stage. All of our current operations are conducted through I.E.T., Inc. our wholly-owned subsidiary. I.E.T., Inc. currently operates through two divisions: the EcaFloTM Division and the Essential Oils Extraction Division.

Through I.E.T., Inc. our activities have included: (i) the execution of a Letter Agreement with SPDG Naturol Ltd., a division of Coach House Group UK Ltd., (collectively referred to as “Coach House Group”), (ii) the execution of a License agreement with Electro-Chemical Technologies Ltd., a Nevada corporation, and Laboratory of Electrotechnology Ltd., a Russian limited liability company, (iii) the execution of a Collaborative Agreement with Coastal Carolina University, and (iv) the execution of a Letter Agreement with Pentagon Technical Services, a small consulting firm, wherein we agreed to contract Pentagon to assist us as a manufacturer’s representative/sales and distribution agent.

Recent Developments

The first quarter of 2005 was our first quarter to generate revenues amounting to $61,367, in the second quarter we generated revenues amounting to $20,695, and in the third quarter we generated $10,220.

In January 2005, we sold our first EcaFlo™ 080 device to a Colorado-based oilfield service company specializing in production enhancement of oil and gas wells. In June 2005, we sold one of our EcaFlo™ Model 240 to Antero Resources Corporation, a petroleum production company. The Model 240 is one of our expanding line of EcaFlo™ units, including the Model 40, Model 080, Model 240, Model 480 and Model 960.

On June 9, 2005, we issued a press release announcing the introduction and initial sale of our EcaFlo™ Model 240 to Antero Resources Corporation, a petroleum production company. The Model 240 is one of our expanding lines of EcaFlo™ units, including the Model 40, Model 080, Model 240, Model 480 and Model 960.

On August 31, 2005, we sold an EcaFlo™ Model 40 to Yates Petroleum, a petroleum industry producer in the state of New Mexico. The sale of this 4-FEM, smaller volume, anolyte producer to another petroleum production company is part of our plan for moving further into the petroleum industry with EcaFlo™ equipment that meets customer needs for treatment of source water, produced water and "frac" fluids.

In September 2005, we executed a Joint Marketing Agreement with Biophage Pharma, Inc. The agreement enables both companies to market an end-to-end pathogen detection and control system. The combined marketing efforts will promote our EcaFlo™ equipment, in its role as an environmentally-responsible pathogen control method, and the Biophage Pharma PDS® Biosensor, which is a rapid and efficient system that can detect and quantify living pathogens. When combined, these systems will allow for the rapid detection of harmful pathogens and the means necessary to manage or eliminate them.

On October 7, 2005, we sold an EcaFlo™ Model 40 to Mickey’s Sales and Service, a regional janitorial and office supply company operating in the Norfolk, Virginia and Elizabeth City, North Carolina areas. Mickey's Sales and Service provides a multitude of business supply products, as well as contract and equipment services, to local area school systems, U.S. government facilities and other businesses in southeastern Virginia and northeastern North Carolina. The sale of this small volume, anolyte and catholyte producer to Mickey's Sales and Service supply company is part of our plan for moving further into other target market areas with our EcaFlo™ equipment, offering customers the ability to produce their own environmentally-friendly surface disinfectants, replacing hazardous chemicals currently used in sanitizing and cleaning applications.

On October 14, 2005, we sold an EcaFlo™ Model 080 unit to SanAquel, an Oklahoma-based equipment manufacturer primarily involved in food safety for the meat industry. This unit is the first of several units anticipated to be purchased by SanAquel and integrated into their systems.

On November 1, 2005, we issued a press release announcing that we are preparing to provide EcaFlo™ equipment as a component bacterial management mobile response unit for clean-up and environmental remediation in New Orleans, Louisiana.

On December 1, 2005, we entered into a memorandum of understanding with Murphy-Brown, LLC to provide our EcaFlo™ equipment to be used in the laboratories and animal growing facilities of Murphy-Brown so that the solutions produced by our EcaFlo™ equipment can be evaluated and tested for beneficial applications in Murphy-Brown’s operations. Murphy-Brown intends to use our EcaFlo™ equipment to produce ECA solutions of anolyte and catholyte that will be evaluated in a laboratory environment and in actual farm and live animal applications. Data collected will be proprietary, confidential information and used to determine the benefits of the ECA solutions over current pathogen control practices and to document the solutions’ performance versus current protocols.

On January 24, 2006, we issued a press release announcing that we entered into a two year supply agreement for our EcaFlo™ devices with Layne Christensen Company, a water services provider. On January 26, 2006, we sold our first EcaFlo™ Model 080 to Layne Christensen. We have delivered our equipment to Layne’s associated labs in Ottawa, Kansas, where empirical data continues to be compiled for Layne’s use in developing effective sales strategies for furthering EcaFlo™ equipment applications and sales

On January 31, 2006, we issued a press release announcing the sale of our first EcaFlo™ Model 240 to Consolidated Oil Well Services, Inc., a wholly-owned subsidiary of Infinity Energy Resources, Inc.

On March 2, 2006, we issued a press release announcing the sale of an EcaFlo™ Model 080 to Petrol Oil and Gas, Inc.

On March 7, 2006, we issued a press release announcing the sale of four (4) EcaFlo™ Model 160 LP devices to Unitherm Food Systems, Inc. of Bristow, Oklahoma.

On March 15, 2006, we issued a press release announcing the sale of two (2) EcaFlo™ Model 160 MLPs to a company specializing in the introduction of Electro-Chemical Activation solutions into food processing applications.

On May 1, 2006, we received an official Phase I award from the United States Department of Agriculture, Small Business Innovation Research program, for specific research relative to the potential for commercialization of EcaFlo™ equipment for use in the agricultural industry for environmentally-responsible fungi management of fruit crops. In addition, we are engaged with UL for obtaining certifications (UL and NSF-61) of our EcaFlo™ equipment for use in the water treatment industry.

Going Concern

The consolidated financial statements included in this filing have been prepared in conformity with generally accepted accounting principles that contemplate the continuance of IET as a going concern. IET’s cash position may be inadequate to pay all of the costs associated with testing, production and marketing of products. Management intends to use borrowings and security sales to mitigate the effects of its cash position, however no assurance can be given that debt or equity financing, if and when required will be available. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should IET be unable to continue existence.

Our principal executive office address and phone number is:

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

4235 Commerce Street
Little River, South Carolina 29566
(843) 390-2500

(The Balance of This Page Intentionally Left Blank)

The Offering

Shares offered by the selling security holders...	36,695,500 shares of common stock, $0.001 par value per share, which includes:
- 24,565,500 shares of common stock owned by selling security holders,
- 3,415,000 shares of common stock that may be issued upon exercise of series A warrants,
- 3,215,000 shares of common stock that may be issued upon exercise of series B warrants, and
- 5,500,000 shares of common stock that may issued upon exercise of series C warrants.

Offering price...	Determined at the time of sale by each selling security holder.

Total shares of common stock outstanding as of May 9, 2006...	36,697,793

Number of shares of common stock outstanding after offering, assuming the issuance of 12,130,000 shares of common stock that may be issued upon exercise of warrants held by selling security holders (1)...	48,827,793

Total proceeds raised by us from the disposition of the common stock by the selling security holders or their transferees...

We will receive no proceeds from the disposition of already outstanding shares of our common stock by selling security holders or their transferees.

We may receive proceeds of up to $1,707,500 from the exercise of all the series A warrants, $3,215,000 from the exercise of all series B warrants, and $1,375,000 for the exercise of all the series C warrants covered by this registration statement. We intend to use the proceeds, if any, for working capital purposes.

We cannot assure you that the warrants will be exercised by the selling security holders or that we will receive any cash from the exercise of the warrants.

SUMMARY FINANCIAL INFORMATION

The following table sets forth summary financial data derived from our financial statements. The data should be read in conjunction with the financial statements, related notes and other financial information included in this prospectus.

	Three Months Ended March 31, (Unaudited)		Year Ended December 31, (Audited)
	2006	2005	2005	2004

Sales	$ 112,976	$ 61,370	$ 108,500	$ -
Cost of goods sold	37,682	30,075	61,000	-
Gross profit	75,294	31,295	47,500	-

Professional and administrative fees	146,101	213,056	585,559	794,550
Salary	134,618	81,641	442,496	412,875
Depreciation and amortization	2,354	4,932	17,865	16,535
Research and development	1,043	14,500	77,486	14,929
Office & miscellaneous expense	104,073	75,430	359,437	210,072
Total operating expense	388,189	389,559	1,482,843	1,448,961

Loss from operations	(312,895)	(358,264)	(1,435,343)	(1,448,961)

Other (income) expense:
Interest income	(418)	(500)	-	804
Gain on sale of building	-	-	86,754	-
Interest expense	4,602	4,724	(100,232)	(13,368)
Total other expense	4,184	4,224	(13,478)	(12,564)

Net loss	$ (317,079)	$ (362,488)	$ (1,448,821)	$ (1,461,525)

Net loss per share basic and diluted	$ (0.01)	$ (0.02)	$ (0.05)	$ (0.10)

Weighted averages shares outstanding	35,281,126	18,839,585	27,363,382	15,333,640

Balance Sheet Data:	At March 31, 2006 (unaudited)	At December 31, 2005 (audited)	At December 31, 2004 (audited)

Total Assets	$ 476,953	$ 518,015	$ 877,299
Total Liabilities	310,101	195,272	434,284
Stockholders’ Equity	$ 166,852	$ 322,743	$ 443,015

RISK FACTORS

Investing in our common stock will provide you with an equity ownership in Integrated Environmental Technologies, Ltd. As one of our stockholders, you will be subject to risks inherent in our business. The trading price of your shares will be affected by the performance of our business relative to, among other things, competition, market conditions, and general economic and industry conditions. The value of your investment may decrease, resulting in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock. As of the date of this filing, our management is aware of the following material risks.

Risks Relating to an Investment in IET

Our auditor’s report reflects the fact that without realization of additional capital, it would be unlikely for us to continue as a going concern.

As a result of our deficiency in working capital at December 31, 2005, our auditors have included a paragraph in their report regarding substantial doubt about our ability to continue as a going concern. Our plans in this regard are to seek additional funding through future equity private placements or debt facilities.

We depend solely on the Laboratory of Electrotechnology Ltd. (“LET”) to manufacture/assemble and provide us with the patented flow-through electrolytic modules (FEMs), which are a core component of our EcaFlo™ units. If LET is unable or unwilling to provide us with the FEMs, we may have to secure another source for FEMs.

LET holds the patent and exclusive rights to manufacture/assemble FEMs and supply them to us under our license agreement. LET is located in Russia and is currently manufacturing FEMs. If there were to be an interruption or failure in the delivery of FEMs, we would suffer a significant disruption to our operations that would have a material effect on our financial condition and results of operations. In the event of an interruption or failure in the delivery of FEMs, we would have to cease operations in the EcaFlo™ Division until such time as we could secure FEMs from another source or regain delivery of FEMs from LET.

We have minimal operating history, which raises substantial doubt as to our ability to successfully develop profitable business operations.

We have a limited operating history. However, our management team has extensive experience in project development and managing corporate assets. A highly successful professional who brings more than three decades of business development experience to us from the environmental engineering industry heads our marketing and sales department. The Company’s engineering department is staffed by former military personnel and an experienced mechanical engineer who have expertise that center on the primary mechanical and electrical aspects of our technologies. Of course, our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in our intended industries. Outside of the high levels of expertise noted above and our concentrated effort to be the leading provider in our industries, there is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably.

Our future operating results will depend upon many factors, including:

•	The continuation of our efforts to raise adequate working capital through equity investment and the generation of sales revenues;
•	The continued success of lab testing that supports the development of our EcaFlo™ technology product lines;
•	Demand for our EcaFlo™ technology;
•	The level of our competition;
•	Our ability to maintain key management and technical support staff, and to attract more employees with similar characteristics; and
•	The continuation of our efforts to efficiently develop products to commercialize while maintaining quality and controlling costs.

To achieve profitable operations, we must, alone or with others, successfully act on the factors stated above, along with continually developing ways to enhance our production efforts, now that we are commencing production in the EcaFlo™ Division.

At these final phases between developmental stage and production stage business operations, even with our good faith efforts, potential investors have a high possibility of losing their investment.

Due to the intrinsic nature of our business, we expect to see growth in competition and the development of new and improved technologies within the realm of electro-chemical activation processes and products. While we will always keep a close eye on technological advancement in these areas, management forecasts are not necessarily indicative of our ability to compete with newer technology, as they may develop. Management forecasts should not be relied upon as an indication of future performance. While management believes its estimates of projected occurrences and events are within the timetable of its business plan, our actual results may differ substantially from those that are currently anticipated.

We will need additional capital in the future to finance our planned growth, which we may not be able to raise or it may only be available on terms unfavorable to us or our stockholders, which may result in our inability to fund our working capital requirements and harm our operational results.

Based on our current proposed plans and assumptions, we anticipate that our existing funds will only be sufficient to fund our operations and capital requirements for approximately 2 months. Furthermore, the commercialization expenses of our two technologies will be very substantial, i.e., well in excess of the amount of cash that we currently have. Accordingly, we will have to (i) obtain additional debt or equity financing in order to fund the further development of our products and working capital needs, and/or (ii) enter into a strategic alliance with a larger company to provide our required funding.

Because our common stock is deemed a low-priced “Penny” stock, an investment in our common stock should be considered high risk and subject to marketability restrictions.

Since our common stock is a penny stock, as defined in Rule 3a51-1 under the Securities Exchange Act, it will be more difficult for investors to liquidate their investment even if and when a market develops for the common stock. Until the trading price of the common stock rises above $5.00 per share, if ever, trading in the common stock is subject to the penny stock rules of the Securities Exchange Act specified in rules 15g-1 through 15g-10. Those rules require broker-dealers, before effecting transactions in any penny stock, to:

•	Deliver to the customer, and obtain a written receipt for, a disclosure document;
•	Disclose certain price information about the stock;
•	Disclose the amount of compensation received by the broker-dealer or any associated person of the broker-dealer;
•	Send monthly statements to customers with market and price information about the penny stock; and
•	In some circumstances, approve the purchaser’s account under certain standards and deliver written statements to the customer with information specified in the rules.

Consequently, the penny stock rules may restrict the ability or willingness of broker-dealers to sell the common stock and may affect the ability of holders to sell their common stock in the secondary market and the price at which such holders can sell any such securities. These additional procedures could also limit our ability to raise additional capital in the future.

Our stock is thinly traded, as a result you may be unable to sell at or near ask prices or at all if you need to liquidate your shares.

The shares of our common stock are thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if you need money or otherwise desire to liquidate their shares.

We are subject to significant competition from large, well funded companies.

The industries we intend to compete in are characterized by intense competition and rapid and significant technological advancements. Many companies, research institutions and universities are working in a number of areas similar to our primary fields of interest to develop new products, some of which may be similar and/or competitive to our products. Furthermore, many companies are engaged in the development of water purifying products and methods for extracting oil from botanicals of which may be similar and/or competitive to our products and technology. Most of the companies with which we compete have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than us.

We are highly dependent on William E. Prince, our CEO, president and chairman. The loss of Mr. Prince, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan.

Our success depends heavily upon the continued contributions of William E. Prince, whose knowledge, leadership and technical expertise would be difficult to replace, and on our ability to retain and attract technical and professional staff. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Prince. We also have other key employees who manage our operations and perform critical engineering and design functions, as well as direct the overall marketing and sales of our products. If we were to lose their services, senior management would be required to expend time and energy to replace and train their replacements. To the extent that we are smaller than our competitors and have fewer resources we may not be able to attract the sufficient number and quality of staff.

Potential issuance of additional common stock could dilute existing stockholders.

We are authorized to issue up to 200,000,000 shares of common stock. To the extent of such authorization, our board of directors has the ability, without seeking stockholder approval, to issue additional shares of common stock in the future for such consideration as the board of directors may consider sufficient. We are currently seeking additional equity and/or debt financing, which may result in additional shares of our common stock being issued. The issuance of additional common stock in the future will reduce the proportionate ownership and voting power of the common stock held by our existing stockholders.

ABOUT THIS PROSPECTUS

You should only rely on the information contained in this prospectus. We have not, and the selling security holders have not, authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

AVAILABLE INFORMATION

We file annual, quarterly and special reports and other information with the SEC that can be inspected and copied at the public reference facility maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0405. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Our filings are also available through the SEC’s Electronic Data Gathering Analysis and Retrieval System which is publicly available through the SEC’s website (www.sec.gov). Copies of such materials may also be obtained by mail from the public reference section of the SEC at 100 F Street, N.E., Room 1850, Washington, D.C. 20549-0405 at prescribed rates.

We have filed with the Commission a post-effective amendment to our registration statement which was effective on February 9, 2006 on Form SB-2 under the Securities Act of 1933 with respect to the securities offered in this prospectus. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered in this prospectus, reference is made to such registration statement, exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules, may be reviewed and copied at the SEC’s public reference facilities or through the SEC’s EDGAR website.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operation”, “Description of Business”, and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “intends to”, “estimated”, “predicts”, “potential”, or “continue” or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among other things, those listed under “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We undertake no obligation to update any of the forward-looking statements after the date of this prospectus to conform forward-looking statements to actual results.

USE OF PROCEEDS

We will not receive any proceeds from the disposition of the shares of common stock by the selling security holders or their transferees. We may receive proceeds of up to $6,297,500 upon the execution of all the warrants covered by this registration statement. As we cannot predict when or if we will receive such proceeds, we expect to use these proceeds, if received, for working capital purposes, which shall be allocated to projects or needs of IET at such time.

SELLING SECURITY HOLDERS

The shares to be offered by the selling security holders are “restricted” securities under applicable federal and state laws and are being registered under the Securities Act of 1933, as amended (the “Securities Act”) to give the selling security holders the opportunity to publicly sell these shares. The registration of these shares does not require that any of the shares be offered or sold by the selling security holders. The selling security holders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

Each of the selling security holders (i) purchased the securities covered by this prospectus in the ordinary course of business, and (ii) at the time of purchase of such securities, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute such securities.

Other than the costs of preparing this prospectus and a registration fee to the SEC, we are not paying any costs relating to the sales by the selling security holders.

SELLING SECURITY HOLDER INFORMATION

The following is a list of selling security holders who own or have the right to acquire an aggregate of 36,695,500 shares of our common stock covered in this prospectus.

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Adami, Carlo & Giovanna Jturos (5) (6) (8) Via Monte Cimone, 10 Verona, Italy 37124	600,000	110,000	710,000	1%	710,000	0
Bacigo, Marino (6) Via Sommavalle 9 Verona, Italy 37128	50,000	100,000	150,000	0.3%	150,000	0
Barchenko, Natalie & Arthur (Trustees) (6) 7 Relair Terrace Wayne, NY 07470	30,000	60,000	90,000	0.2%	90,000	0
Barnett, Bradley T. (5) 3791 Hickory Ridge Court Marietta, GA 30066	100,000	20,000	120,000	0.2%	120,000	0
Barron, Catherine I. (The Catherine I. Barron Trust UA 7/4/03) (7) 17403 Memorial Trace Dr. Spring, TX 77379	200,000	100,000	300,000	0.6%	300,000	0
Barron, William H. (The William H. Barron Trust UA 7/4/03) (7) 17403 Memorial Trace Dr. Spring, TX 77379	200,000	100,000	300,000	0.6%	300,000	0
Bast, Dr. Kelly (7) 2901 86th St. Urbandale, Iowa 50322	400,000	150,000	550,000	1%	450,000	100,000
Billet, Bradford (6) 300 E. 36 Street New York, NY 10022	27,052	50,000	77,052	0.2%	75,000	2,052
Birtchet, Lester and Barbara (6) (17) 492 Colonial Trace Dr. Longs, SC 29568	60,000	100,000	160,000	0.3%	160,000	0
Blagojevic, Goran PTTA Chiavica 2 Verona, Italy 37121	150,000	100,000	250,000	0.5%	200,000	50,000
Blagojevic, Goran and Marijana (5) PTTA Chiavica 2 Verona, Italy 37121	50,000	10,000	60,000	0%	60,000	0
Boesel III, John P. (5) 4331 E. Calle Redondo Phoenix, AZ 85018	150,000	30,000	180,000	0.4%	180,000	0
Brickie, Bohdan (5) 929 St. Andrew Dr. Kansas City, MO 64145	100,000	20,000	120,000	0.2%	120,000	0
Brown, Fred (5) 9512 Linden Overland Park, KS 66207	50,000	10,000	60,000	0%	60,000	0
Buroughs, Benjamin Jr. (6) 3297 Cedar Creed Run Little River, SC 29566	25,000	50,000	75,000	0.2%	75,000	0
Burroughs, Jonathan (6) 2407 Metts Drive North Myrtle Beach, SC 29582	50,000	100,000	150,000	0.3%	150,000	0
Burstein, Harvey (5) (7) 3204 W. 84th Street Leawood, KS 66206	575,000	265,000	840,000	2%	840,000	0
Burstein, Ronald (5) (7) 7820 E. Oakwood Place Tucson, AZ 85750	200,000	70,000	270,000	0.6%	270,000	0

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Canyon, Timothy (5) (7) 2241 W. 124th Leawood, KS 66209	800,000	250,000	1,050,000	2%	1,050,000	0
Capra, Sal A. (5) 1711 Westport Road Kansas City, MO 64111	50,000	10,000	60,000	0%	60,000	0
CEOcast, Inc. (14) 55 John Street, 11th Floor New York, NY 10038	400,000	0	400,000	0.8%	400,000	0
Ching, Loy Huah & Chung-Sheu Wu JTTEN (6) 12903 Flint St. Overland Park, KS 66213	25,000	50,000	75,000	0.2%	75,000	0
Cilella, Michael A. (6) (7) 911 SouthPoint Circle Morgantown, WV 26501	200,000	250,000	450,000	0.9%	450,000	0
Clissold, Lane (5) 135 W. 900 So. Salt Lake City, UT 84101	75,000	15,000	90,000	0.2%	90,000	0
CMA Fund, Inc. (7) (9) 6 Lacerts St. Leon, Chateau Perigord Monte Carlo, Monaco, MC 98000	700,000	350,000	1,050,000	2%	1,050,000	0
Cochennet, Steve (7) 12101 N.W. Crooked Road Parkville, MO 64152	700,000	350,000	1,050,000	2%	1,050,000	0
Continental American Resources, Inc. (5) (10) 4070 Cassia Lane Yorba Linda, CA 92886	100,000	20,000	120,000	0.2%	120,000	0
Cormier, Alexcina (7) 9744 Hegear Ct. Huntersville, NC 28078	210,000	100,000	310,000	0.6%	300,000	10,000
Cunningham, M.J.(Coach House Group) (5) 9 Main Street Kirby Lansdale Cumbria, UK LA62AQ	102,500	20,000	122,500	0.3%	120,000	2,500
DaVinci-Franklin Fund I, LLC (5) (11) 770 E. Warm Springs Road, #250 Las Vegas, NV 89119	250,000	50,000	300,000	0.6%	300,000	0
Delbany, Joanna (5) 14522 S. Mullen Olathe, KS 66062	50,000	10,000	60,000	0%	60,000	0
DuVall, Larry A. (5) 2401 E. Magnolia Street Phoenix, AZ 85034	75,000	10,000	85,000	0.2%	60,000	25,000
Dybal, Svetland & Igor (5) 9255 Twilight Lane Lenexa, KS 66219	50,000	10,000	60,000	0%	60,000	0
Eagle Enterprises, Inc. (5) (12) 12902 Russell Street Overland Park, KS 66209	150,000	30,000	180,000	0.4%	180,000	0
Eardley, Candance (6) 159 Kingwood Drive Little Falls, NJ 07424	25,000	50,000	75,000	0.2%	75,000	0

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Ecker, Mario E. (6) 3 Fern Lane Poughkeepsie, NY 12601	25,000	50,000	75,000	0.2%	75,000	0
Emmons, Stuart (22) 714 4th Street North Surfside Beach, SC 29575	18,000	0	18,000	0%	18,000	0
Feldman, A.J. (5) 3116 Alice Dr. Topeka, KS 66618	250,000	50,000	300,000	0.6%	300,000	0
Ford Jr., William R. (5) 2345 E. Prater Way, Ste. 303 Sparks, NV 89434	1,425,000	585,000	2,010,000	4%	2,010,000	0
Fore, Jamey W. (6) P.O. Box 53093 Fayetteville, NC 28305	25,000	50,000	75,000	0.2%	75,000	0
Frierson, James (5) 11215 W. 109th St. Overland Park, KS 66210	100,000	20,000	120,000	0.2%	120,000	0
Fusina, Giorgio (6) Via Muro Lungo 22 Verona, Italy 37133	125,000	250,000	375,000	0.8%	375,000	0
Ge, Lian Zheng (5) 17622 W. 111th Terrace Olathe, KS 66061	50,000	10,000	60,000	0%	60,000	0
Gozzi, Anna Vicolo Dietro SS Aposzoli 3 Verona (VR) 37121 Italy	50,000	100,000	150,000	0.2%	150,000	0
Grieco, Donato (5) 39 Tanglewood Road Orchard Park, NY 14127	65,000	13,000	78,000	0.1%	78,000	0
Grieco, Gary (5) (7) 4660 Lightkeepers Way Little River, SC 29566	3,485,915	320,000	3,805,915	8%	1,020,000	2,785,915
Grieco, Rebecca (21) 4235 Commerce St. Little River, SC 29566	312,500	0	312,500	0.6%	12,500	300,000
Gross, Ira M. (6) 480 12th Street, #8 Brooklyn, NY 11215	50,000	100,000	150,000	0.3%	150,000	0
Gustaveson, J. (5) 555 Claremont Drive Morgan Hill, CA 95037	100,000	20,000	120,000	0.2%	120,000	0
Haas, John L. (5) 12980 Foster Overland Park, KS 66213	100,000	20,000	120,000	0.2%	120,000	0
Haas, Mark L. (5) 411 W. 46th Tr. Kansas City, MO 64112	150,000	30,000	180,000	0.3%	180,000	0
Haden, Robert H. (6) 431 Coaterside Dr. Henrico, NC 27842	25,000	50,000	75,000	0.2%	75,000	0
Howard, Tony (6) 2961 Industrial Rd., #262 Las Vegas, NV 89109	37,500	75,000	112,500	0.2%	112,500	0

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Howard, Tony R. & Donna F. (6) Windham JTTEN 2961 Industrial Rd., #262 Las Vegas, NV 89109	25,000	50,000	75,000	0.2%	75,000	0
Johnson, Steve (23) 111 North Niblick Court Advance, NC 27006	10,000	0	10,000	0%	10,000	0
Jones, Sherwood L. (6) (7) (18) 1602 Crosswinds Ave. N. Myrtle Beach, SC 29582	370,000	360,000	730,000	1%	730,000	0
Jones, Thomas B. (6) 2304 Windswept Dr. Austin, TX 78738	25,000	50,000	75,000	0.2%	75,000	0
Kehoe, Lawrence D. (5) 1237 Osborne Rd. Pomona, KS 66076	750,000	360,000	1,110,000	2%	1,110,000	0
Kershenbaum, Jeffrey Lee (5) 4156 W. 111th Terrace Leawood, KS 66211	100,000	20,000	120,000	0.2%	120,000	0
Kosior, Kaziierz (Casey) W. (6) 7115 Normandy Way Indianapolis, IN 45278	50,000	100,000	150,000	0.3%	150,000	0
Koutsoubos, Ted (5) 415 E. Hyman Ave., #200 Aspen, CO 81611	200,000	40,000	240,000	0.5%	240,000	0
Kramer, Curt (7) 505 Northern Blvd. Great Neck, NY 11021	400,000	200,000	600,000	1%	600,000	0
Lacson, Lowen (5) 797 Bush Street, #107 San Francisco, CA 94108	50,000	10,000	60,000	0%	60,000	0
Lambert, Jeffrey S. (7) 10410 W. 125 Terrace Overland Park, KS 66213	100,000	50,000	150,000	0.3%	150,000	0
Lambart, John W. (7) 13228 Holmes Kansas City, MO 64145	100,000	50,000	150,000	0.3%	150,000	0
Leoce, Joseph A. (6) (7) 793 Peach Tree Lane Franklin Lakes, NJ 07417	125,000	100,000	225,000	0.5%	225,000	0
Levy, James M. (6) 5580 W. Flamingo Rd., Ste. 101 Las Vegas, NV 89103	100,000	200,000	300,000	0.6%	300,000	0
LoCascio, Rebecca (5) 1063 E. NW Hwy, Ste. 200 Grapevine, TX 76248	50,000	10,000	60,000	0%	60,000	0
LoCascio, Tony (5) 1631 West Prairie Olathe, KS 66061	50,000	10,000	60,000	0%	60,000	0
Loeffelbein, John (7) 14705 S. Glen Erie Olathe, KS 66061	100,000	50,000	150,000	0.3%	150,000	0
Long, Joseph (5) P.O. Box 231617 Las Vegas, NV 89123	50,000	10,000	60,000	0%	60,000	0

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Lucas, Gary A. (7) 4701 S. Rockport Road Bloomington, IN 47403	100,000	50,000	150,000	0.3%	150,000	0
Lucas, Robert R. (5) (6) 414 S.W. 51st Terr Cape Coral, FL 33914	3,500,000	2,200,000	5,700,000	12%	5,700,000	0
Lucas, Willburn A. (7) 2185 Rusty Fig Court Naple, FI 34120	200,000	100,000	300,000	0.6%	300,000	0
Marucci, Edward (7) 31 Woodshire Terrace Towaco, NJ 07082	400,000	200,000	600,000	1%	600,000	0
Maas, Richard (24) CPO #2331 UNC-Asheville One University Heights Asheville, NC 28804	50,000	0	50,000	0%	50,000	0
Mezzadrelli, Roberto (6) Via DiCambio H8 Verona, Italy 37138	75,000	150,000	225,000	0.5%	225,000	0
Mitchell, Kara (5) 4741 Central #543 Kansas City, MO 64112	50,000	10,000	60,000	0%	60,000	0
Morren, Arnold (5) 4705 Leann Ct. Grandville, MI 49418	50,000	100,000	150,000	0.3%	150,000	0
Ninci, Mark (5) (6) 8012 Gillette Lenexa, KS 66215	75,000	60,000	135,000	0.3%	135,000	0
Northrop, Mark C. (5) 13700 Six Mile Cypress Pkwy. #2 Ft. Meyers, FL 33912	1,000,000	200,000	1,200,000	2%	1,200,000	0
Parsley, Bert Tyler (7) 15279 Briarcrest Circle Fort Myers, FL 34120	100,000	50,000	150,000	0.3%	150,000	0
Pase, Stuart and Sharon (5) 6319 W. 110th St. Overland Park, KS 66211	100,000	20,000	120,000	0.2%	120,000	0
Pavoni, Enrico (8) Vicolo Dietro SS Aposzoli 3 Verona (VR) 37121 Italy	1,000,000	0	1,000,000	2%	1,000,000	0
Polay, David (5) 930 Tahoe Blvd., #802-704 Incline Village, NV 89451	50,000	10,000	60,000	0%	60,000	0
Prince, William E. (19) 1550 Spinneker Dr., #3115 North Myrtle Beach, SC 29582	300,000	0	300,000	0.6%	300,000	0
Riva, Alessandro Della & Susanna Marani JTTEN (6) Via Leopardi 19 Verona, Italy 37138	102,500	105,000	207,500	0.4%	157,500	50,000
Ross, Stanton E. (5) 322 S. Westview Chanute, KS 66720	100,000	20,000	120,000	0.2%	120,000	0
Santin, Gabriella (6) Crosetta 48 Fontana Fredda, Italy 33076	200,000	200,000	400,000	0.8%	300,000	100,000

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Schaal, Paul & Monica (7) 17520 S. Cody Street Olathe, KS 66062	100,000	50,000	150,000	0.3%	150,000	0
Schmidt, Joseph (7) 32 Ellicott Lane Wayne, NJ 07470	650,000	200,000	850,000	2%	850,000	0
Schudy, Christopher (5) 2717 W. 74th Prairie Village, KS 66208	110,000	22,000	132,000	0.3%	132,000	0
Schuh, Sebastian (5) 506 Mary St. Reedsville, WI 54230	50,000	10,000	60,000	0%	60,000	0
Schwimer, Alfred & Cheryl (7) 5450 Whitley Park Terrace, #211 Bethesda, MD 20814	200,000	100,000	300,000	0.6%	300,000	0
Segala, Patrizio (5) Via Veneto 16 Schio Venice, Italy 36015	50,000	10,000	60,000	0%	60,000	0
Shadowen, Todd L. (6) 4600 WoodCreek Court Lexington, KY 40515	50,000	100,000	150,000	0.3%	150,000	0
Sherman, Scott and Lisa (5) 1468 Lake Cato Dr. Cato, WI 53081	50,000	10,000	60,000	0%	60,000	0
Sibilia, Richard J. (6) 8 Fairview Drive North Caldwell, NJ 07006	25,000	50,000	75,000	0.2%	75,000	0
Smania, Francesco (5) Via Monte A10 Verona, Italy 37121	100,000	20,000	120,000	0.2%	120,000	0
Sofield, Marion C. (20) 804 Townsend Road N. Myrtle Beach, SC 29582	150,000	0	150,000	0.3%	150,000	0
Spencer, Claire (5) Woodcroft 167 Kimmage Road Dublin, Ireland 12	250,000	50,000	300,000	0.6%	300,000	0
Stockett, Rick (5) P.O. Box 1040 Carefree, AZ 85377	50,000	10,000	60,000	0%	60,000	0
Tomassetti, Robert 543 Saluda River Road Myrtle Beach, SC 29588	100,000	50,000	150,000	0.3%	150,000	0
United Capital Group Inc. (15) c/o Edward Marucci 31 Woodshire Rd. Towaco, NJ 07082	300,000	0	300,000	0.6%	300,000	0
US Capital Fund (5) (13) 930 Tahoe Blvd., #802-704 Icline Village, NV 89451	100,000	20,000	120,000	0.2%	120,000	0
Vogel, Todd A. (7) 8903 W. 147Th Terrace Overland Park, KS 66221	100,000	50,000	150,000	0.3%	150,000	0
Walton, Douglas L. (5) (6) (7) 15601Fiddlesticks Blvd. Ft. Meyers, FL 33912	1,450,000	1,400,000	2,850,000	6%	2,850,000	0
Woodworth, Robert (5) 43 Kings Arms Little Rock, AR 72223	100,000	20,000	120,000	0.2%	120,000	0

	BEFORE OFFERING
Name	Number of Shares of Common Stock Owned	Number of Shares Acquirable upon Exercise of Warrants (1)	Total Number of Shares Beneficially Owned (2)	Percentage of Shares Owned (2)	Number of Shares Offered (3)	Shares Owned after Offering (4)
Xu, Dai & Da-Xu Cao JTTEN (6) 24603 W. 50th St. Shawnee, KS 06626	25,000	50,000	75,000	0.2%	75,000	0
XXR Consulting Inc. (16) 505 Northern Blvd., #103 Great Neck, NY 11021	500,000	0	500,000	1%	500,000	0

(1)

The Warrants consist of three classes: Series A Warrants, $0.50 per share, exercisable until December 31, 2006; Series B Warrants, $1.00 per share, exercisable until December 31, 2007; and Series C Warrants, $0.25 per share, exercisable until December 31, 2008.

(2)

All shares owned in this column and all percentages are based on 36,697,793 shares of common stock issued and outstanding on May 9, 2006; plus 12,130,000 shares of common stock issuable upon exercise of warrants held by selling security holders.

(3)

This table assumes that each security holder will sell all of its shares available for sale during the effectiveness of the registration statement that includes this prospectus. Selling security holders are not required to sell their shares. See “Plan of Distribution” beginning on page 16.

(4)	Assumes that all shares registered for resale by this prospectus have been issued and sold.
(5)	Shares acquired in our private placement completed in March 15, 2004.
(6)	Shares acquired in our unit offering completed in March 17, 2005.
(7)	Shares acquired in our unit offering completed in September 15, 2005.
(8)	Share acquired in our unit offering completed on September 29, 2005.
(9)	R.J. Lyons has voting, investment and dispositive power over the shares of common stock owned by CMA Fund, Inc.
(10)	Carl I. Suter has voting, investment and dispositive power over the shares of common stock owned by Continental American Resources.
(11)

DaVinci-Franklin Capital is the managing member of DaVinci-Franklin Fund I, LLC, therefore it has voting, investment and dispositive power over the shares of common stock owned by DaVinci-Franklin Fund I, LLC.  Donald J. Stoecklein, IET’s securities counsel, is one of the three directors and majority stockholder of DaVinci-Franklin Capital, therefore Mr. Stoecklein has voting power over DaVinci-Franklin Capital.

(12)	Michael E. Morse has voting, investment and dispositive power over the shares of common stock owned by Eagle Enterprises, Inc.
(13)	David Polay has voting, investment and dispositive power over the shares of common stock owned by US Capital Fund.
(14)	Michael Wachs has voting, investment and dispositive power over the shares of common stock owned by CEOcast, Inc.
(15)	Ed Marucci has voting, investment and dispositive power over the shares of common stock owned by United Capital Group, Inc.
(16)	Curt Kramer, President of XXR Consulting, Inc., has voting, investment and dispositive power over the shares of common stock owned by XXR Consulting, Inc.

(17)

Of the 160,000 shares of common stock registered in the registration statement declared effective on February 9, 2006, Mr. Birtchet acquired 10,000 shares of common stock as a sign on bonus for serving as a part-time Industrial Engineer/Production Manager for the Company.

(18)

Of the 730,000 shares of commons stock registered in the registration statement declared effective on February 9, 2006, Mr. Jones acquired 40,000 shares of common stock as partial compensation for serving as Vice President of Business Acquisitions of the Company.

(19)	Mr. Prince acquired the 300,000 shares of common stock registered in the registration statement declared effective on February 9, 2006 as partial compensation for serving as President of the Company.
(20)

Mrs. Sofield acquired the 150,000 shares of common stock registered in the registration statement declared effective on February 9, 2006 as partial compensation for serving as Secretary of the Company.

(21)

Ms. Grieco acquired the 12,500 shares of common stock registered in the registration statement declared effective on February 9, 2006 as partial compensation for serving as an employee of the company. As of the date of this filing Mrs. Grieco is no longer an employee of the Company.

(22)

Mr. Emmons acquired the 18,000 shares of common stock registered in the registration statement declared effective on February 9, 2006 as partial compensation for serving as Production Manager and Chief Engineer of the Company.

(23)

Mr. Johnson acquired the 10,000 shares of common stock registered in the registration statement declared effective on February 9, 2006 as a sign on bonus pursuant to his employment agreement dated February 10, 2005.

(24)	Mr. Maas acquired the 50,000 shares of common stock registered in the registration statement declared effective on February 9, 2006 pursuant to his consulting agreement dated August 9, 2005.

Unless footnoted above, based on information provided to us, none of the selling security holders are affiliated or have been affiliated with any broker-dealer in the United States. Except as otherwise provided in this prospectus, none of the selling security holders are affiliated or have been affiliated with us, any of our predecessors or affiliates during the past three years.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling security holders. The shares covered by this prospectus may be offered and sold from time to time by the selling security holders. The term “selling security holders” includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling security holders as a pledge, gift, partnership distribution or other non-sale related transfer. The number of shares beneficially owned by each selling security holder will decrease as and when it effects any such transfers. The plan of distribution for the selling security holders’ shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling security holders hereunder. To the extent required, we may amend and/or supplement this prospectus from time to time to describe a specific plan of distribution.

The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling security holders may offer their shares from time to time pursuant to one or more of the following methods:

•	On the OTC Bulletin Board or on any other market on which our common stock may from time to time be trading;
•

One or more block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;
•	Ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•	In public or privately-negotiated transactions;
•	Through underwriters, brokers, or dealers (who may act as agents or principals) or directly to one or more purchasers;
•	An exchange distribution in accordance with the rules of an exchange;
•	Through agents;
•	Through market sales, both long or short, to the extent permitted under the federal securities laws; or
•	In any combination of these methods.

The sale price to the public may be:

•	The market price prevailing at the time of sale;
•	A price related to the prevailing market price;
•	At negotiated prices; or
•	Any other prices as the selling stockholder may determine from time to time.

In connection with distributions of the shares or otherwise, the selling security holders may

•	Enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume;
•	Sell the shares short and redeliver the shares to close out such short positions;
•	Enter into option or other transactions with broker-dealer or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell; and
•	Pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

In addition to the foregoing methods, the selling security holders may offer their shares from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods as described above or any other lawful methods.

Sales through brokers may be made by any method of trading authorized by any stock exchange or market on which the shares may be listed or quoted, including block trading in negotiated transactions. Without limiting the foregoing, such brokers may act as dealers by purchasing any or all of the shares covered by this prospectus, either as agents for others or as principals for their own accounts, and reselling such shares pursuant to this prospectus. A selling security holder may effect such transaction directly, or indirectly through underwriters, broker-dealers or agents on their behalf. In effecting sales, brokers and dealers engaged by the selling security holders may arrange for other brokers or dealers to participate.

The selling security holders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that the selling security holders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling security holders cannot assure that all or any of the shares offered by this prospectus will be issued to, or sold by, the selling security holders if they do not exercise or convert the common stock equivalents (warrants) that they own. The selling security holders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered by this prospectus, may be deemed “underwriters” as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under those acts. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling security holders, alternatively, may sell all or any part of the shares offered by this prospectus through an underwriter. To our knowledge, none of the selling security holders have entered into any agreement with a prospective underwriter and there can be no assurance that any such agreement will be entered into. If the selling security holders enter into such an agreement or agreements, then we will set forth, in a post-effective amendment to this prospectus, the following information:

•	The number of shares being offered;
•	The terms of the offering, including the name of any selling security holder, underwriter, broker, dealer or agent;
•	The purchase price paid by any underwriter;
•	Any discount, commission and other underwriter compensation;
•	Any discount, commission or concession allowed or reallowed or paid to any dealer;
•	The proposed selling price to the public; and
•	Other facts material to the transaction.

The selling security holders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions or the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market and certain other activities with respect to the same securities for specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

We have agreed to pay all costs and expenses incurred in connection with the registration of the shares offered by this prospectus, except that the selling security holder will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the shares and the fees of the selling security holder’s counsel.

We have agreed with the selling security holders to keep the registration statement of which this prospectus forms a part continuously effective until the earlier of the date that the shares covered by this prospectus may be sold pursuant to Rule 144(k) of the Securities Act or the date that all of the shares registered for sale under this prospectus have been sold.

We have agreed to indemnify the selling security holders, or their respective transferees or assignees, against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the selling security holders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of those liabilities.

LEGAL PROCEEDINGS

We are not a party to any material legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The members of our board of directors serve for one year terms and are elected at the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the board of directors.

Information as to our current directors and executive officers is as follows:

Name	Age	Title	Term

William E. Prince	55	President, CEO, Chairman, Treasurer	August 2003
Marion Sofield	45	Secretary, Director	April 2004
James C. Pate	65	Director	May 2005
Dr. Valgene L. Dunham	64	Director	January 2004
Paul Branagan	63	Director	January 2004

Duties, Responsibilities and Experience

William E. Prince has served as Chairman of the Board, Chief Executive Officer, and a Director of the Company since August 27, 2003. Presently, Mr. Prince is also the President of I.E.T., Inc. Mr. Prince served as Executive Director of the Albemarle Economic Development Commission from 1999 to August 2003. Mr. Prince was Branch and Regional Manager of Law/Gibb Group, an employee-owned international environmental engineering consulting firm, from 1996 to 1999. Mr. Prince was Vice President and Branch Manager for Froehling & Robertson, a family-owned environmental consulting firm, from 1994 to 1996. From 1990 to 1994, Mr. Prince served as Vice President for Business Development and was a principal and owner with Ragsdale Consultants, Inc. and DSA Design Group, both privately held engineering and environmental consulting firms. From 1979 to 1990, Mr. Prince held various management positions with Law Engineering and Environmental Services, an employee-owned international consulting firm. Primary responsibilities were new ventures and company growth.

Marion Sofield has served as Secretary of the Company since April 23, 2004 and has served as a Director of the Company since August 5, 2004. Presently, Ms. Sofield is also Vice President of Operations for I.E.T., Inc. Formerly the Executive Director of Matrix Technology Alliance, Inc. (2003-2004), Ms. Sofield joined our staff to develop and implement operating systems and production capabilities that will move the Company into a production mode. Ms. Sofield has eight years of experience, from 1993-2002, in economic development management and has owned and operated two successful businesses of her own. From 1983 through 1987, Ms. Sofield served as a Corporate Secretary/Treasurer for Lord-Wood, Larsen Associates, Inc., a civil engineering firm formerly located in West Hartford, Connecticut. Ms. Sofield, a 1983 graduate of Radford University, was recently honored in Washington, D.C. as the 2003 Business Person of the Year by the United States of America’s Business Advisory Council.

James C. Pate has served as a Director of the Company since May 12, 2005. Mr. Pate is President of Fisher Enterprises and J. C. Pate Engineering, located in Fayetteville, North Carolina and has a broad range of experience in all phases of construction projects, including site acquisition, economic analysis, planning, design, and project management on varied architectural and civil engineering projects. Mr. Pate has previously served as engineering manager with Exxon Oil and the U.S. Army Corps of Engineers. Areas of expertise include developing and review of design alternatives, concept designs and working drawings, and associated budgets and schedules, financing/funding alternatives, as well as value engineering. Mr. Pate has extensive experience with all facets of environmental engineering issues. Typical projects that Mr. Pate manages include airports, industrial buildings, water systems and waste water systems, landfills, fuel handling and storage facilities, locks and dams, bridges, waterways, shopping centers, marinas, docks, and wharfs, land development, condominiums and golf courses

Dr. Valgene L. Dunham has served as a Director of the Company since January 19, 2004. Dr. Dunham is also the Vice President for Grants, Contract Administration and Research Planning for Coastal Carolina University in South Carolina. In the fall semester of 2002, Dr. Dunham served as the Special Assistant to the President of Coastal Carolina University. In the summer of 2002, Dr. Dunham served as Interim Provost of Coastal Carolina University. From 1995 through 2002, Dr. Dunham served as Dean of the College of Natural & Applied Sciences of Coastal Carolina University. In 1969, Dr. Dunham received his Ph.D. in Botany from Syracuse University in New York. In 1965, Dr. Dunham received his Masters in General Science from Syracuse University in New York.

Paul Branagan has served as a Director of the Company since January 19, 2004. Mr. Branagan graduated from the University of Nevada Las Vegas with a B.S. in physics. From 1993 to the present Mr. Branagan has been the President and Senior Scientist of Branagan & Associates, Inc., a consulting research and engineering company. From August 21, 2002 to present Mr. Branagan has been the President and Director of Petrol Oil and Gas, Inc. a 34 Act Reporting Corporation. From 1975 to 1993 he was the Project Manager, Assistant Oil and Gas Division Manager and Senior Scientist of CER Corporation of Las Vegas, Nevada. Since 1999, Mr. Branagan has been the President and a member of the board of directors of Millennium Plastics Corporation, a 34 Act Reporting Corporation.

On May 17, 2006, Mr. Branagan informed us he will not be standing for reelection as a Director at our next annual meeting. Mr. Branagan’s decision not to stand for reelection was not the result of any disagreement with management or our board of directors.

Election of Directors and Officers.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Company has been the subject of any Order, Judgment, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No Executive Officer or Director of the Company has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Company is the subject of any pending legal proceedings.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires our executive officers and directors, and persons who beneficially own more than ten percent of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Executive officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based upon a review of the copies of such forms furnished to us and written representations from our executive officers and directors, we believe that as of the date of this filing they were all current in their filings.

Audit Committee and Financial Expert

We do not have an Audit Committee, our directors perform some of the same functions of an Audit Committee, such as: recommending a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditors independence, the financial statements and their audit report; and reviewing management's administration of the system of internal accounting controls. The Company does not currently have a written audit committee charter or similar document.

We have no financial expert. We believe the cost related to retaining a financial expert at this time is prohibitive. Further, because of our start-up operations, we believe the services of a financial expert are not warranted.

Code of Ethics

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

(1)	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
(2)	Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the Commission and in other public communications made by an issuer;
(3)	Compliance with applicable governmental laws, rules and regulations;
(4)	The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
(5)	Accountability for adherence to the code.

We have not adopted a corporate code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

Our decision to not adopt such a code of ethics results from our having only two officers and four directors operating as the management for the Company. We believe that as a result of the limited interaction which occurs having such a small management structure for the Company eliminates the current need for such a code, in that violations of such a code would be reported to the party generating the violation.

Nominating Committee

We do not have a Nominating Committee or Nominating Committee Charter. Our board of directors perform some of the functions associated with a Nominating Committee. We have elected not to have a Nominating Committee in that we are a development stage company with limited operations and resources.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information, to the best of our knowledge, about the beneficial ownership of our common stock on May 9, 2006 held by those persons known to beneficially own more than 5% of our capital stock and by our directors and executive officers.

The percentage of beneficial ownership for the following table is based on 36,697,793 shares of common stock outstanding as of May 9, 2006. The percentage of beneficial ownership after the exercise of warrants is based on 48,827,793 shares of common stock outstanding assuming the issuance of 12,130,000 shares of common stock that may be issued upon exercise of warrants held by selling security holders.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes (unless footnoted) shares of common stock that the stockholder has a right to acquire within 60 days after May 9, 2006 through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of our common stock.

Security Ownership of Management

Name of Beneficial Owner (2)	Number of Shares	Percent of Class (2)	Percent After Exercise of Warrants (2)(3)
William E. Prince, President, CEO & Director 4235 Commerce Street Little River, South Carolina 29566	300,000	1%	1%
Dr. Valgene L. Dunham, Director 4235 Commerce Street Little River, South Carolina 29566	2,500	0%	**%
Paul Branagan, Director 4235 Commerce Street Little River, South Carolina 29566	102,500	0%	**%
Marion Sofield, Secretary 4235 Commerce Street Little River, South Carolina 29566	150,000	0%	**%
James C. Pate, Director 4235 Commerce Street Little River, South Carolina 29566	0	0%	**%
Directors and Officers as a Group	555,000	1%	1%

1.

As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). The address of each person is care of the Company.

2.	Figures are rounded to the nearest whole percent. ** represents less than 1%.
3.

The percentage of beneficial ownership after the exercise of warrants is based on 48,827,793 shares of common stock outstanding assuming the issuance of 12,130,000 shares of common stock that may be issued upon exercise of warrants held by selling security holders.

Security Ownership of Certain Beneficial Owners

Name of Beneficial Owner (1)	Number of Shares	Percent of Class (2)	Percent After Exercise of Warrants (2)(3)
3GC Ltd. (4) 6265 S. Stevenson Way Las Vegas, NV 89120	796,915	2%	2%
Gary J. Grieco (4) 552 Calabash Rd. Calabash, NC 28746	3,009,000 (5)	8%	6%
Robert R. Lucas 13700-2 Six Mile Cypress Pkwy Fort Myers, FL 33912	5,700,000 (6)	16%	12%
Beneficial Owners as a Group	9,505,915	26%	20%

1.

As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). The address of each person is care of the Company.

2.	Figures are rounded to the nearest whole percent.

3.

The percentage of beneficial ownership after the exercise of warrants is based on 48,827,793 shares of common stock outstanding assuming the issuance of 12,130,000 shares of common stock that may be issued upon exercise of warrants held by selling security holders.

4.	Gary J. Grieco is the sole officer, director and Stockholder of 3GC LTD. and has the power to direct the voting of 3GC LTD.’s shares.
5.	Includes 10,000 series A warrants, 10,000 series B warrants and 300,000 series C warrants.
6.	Includes 600,000 series A warrants, 600,000 series B warrants, and 1,000,000 series C warrants.
7.	Includes 525,000 series A warrants, 525,000 series B warrants, and 350,000 series C warrants.

DESCRIPTION OF SECURITIES

Common Stock

Our certificate of incorporation authorizes the issuance of 200,000,000 shares of common stock, $0.001 par value per share, of which 36,697,793 were outstanding as of May 9, 2006. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the board of directors in its discretion, from funds legally available to be distributed. In the event of a liquidation, dissolution or winding up of IET, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Series A Warrant

As of May 9, 2006, 3,415,000 series A warrants have been issued. The series A warrants grants the investor the right to purchase shares of our common stock at $0.50 per share. The term of the series A warrants was extended from December 31, 2005 to expire on December 31, 2006.

Series B Warrant

As of May 9, 2006, 3,215,000 series B warrants have been issued. The series B warrants grants the investor the right to purchase shares of our common stock at $1.00 per share. The term of the series B warrants was extended from December 31, 2006 to expire on December 31, 2007.

Series C Warrant

As of May 9, 2006, 5,500,000 series C warrants have been issued. The series C warrants grants the investor the right to purchase shares of our common stock at $0.25 per share. The series C warrants expire on December 31, 2008.

Transfer Agent

The transfer agent for the common stock is The Nevada Agency & Trust Company, 50 West Liberty Street, Reno, Nevada 89501.

INTEREST OF NAMED EXPERTS AND COUNSEL

The financial statements of IET as of December 31, 2005 and December 31, 2004 are included in this prospectus and have been audited by Weaver & Martin, LLC, an independent registered public accounting firm, as set forth in their report appearing elsewhere in this prospectus and are included in reliance upon such reports given upon the authority of such firm as an expert in accounting and auditing.

The legality of the shares offered hereby will be passed upon for us by Stoecklein Law Group, 402 West Broadway, Suite 400, San Diego, California 92101. Donald J. Stoecklein, the principal of Stoecklein Law Group, is also a director and majority stockholder of DaVinci-Franklin Capital. DaVinci-Franklin Capital is the managing member of DaVinci-Franklin Fund I, LLC, which is offering 300,000 shares as a selling stockholder under this prospectus.

Neither of Weaver & Martin nor Stoecklein Law Group has been hired on a contingent basis, will receive a direct or indirect interest in IET or have been a promoter, underwriter, voting trustee, director, officer, or employee, of IET.

DISCLOSURE OF COMMISSION

POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

No director of IET will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any director since provisions have been made in the certificate of incorporation limiting liability. The foregoing provisions shall not eliminate or limit the liability of a director for:

•	any breach of the director’s duty of loyalty to us or our stockholders
•	acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law
•	for any transaction from which the director derived an improper personal benefit.

The Bylaws provide for indemnification of our directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees if they were not engaged in willful misfeasance or malfeasance in the performance of their duties; provided that in the event of a settlement the indemnification will apply only when the board of directors approves settlement and reimbursement as being for our best interests.

Our officers and directors are accountable to us as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting IET. In the event that a stockholder believes the officers and/or directors have violated their fiduciary duties, the stockholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the stockholder’s rights, including rights under federal and state securities laws and regulations to recover damages from and require an accounting by management. Stockholders, who have suffered losses in connection with the purchase or sale of their interest in IET in connection with a sale or purchase, including the misapplication by any officer or director of the proceeds from the sale of these securities, may be able to recover losses from us.

We undertake the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Act and is unenforceable.

DESCRIPTION OF BUSINESS

Business Development

Integrated Environmental Technologies, Ltd., formerly Naturol Holdings Ltd., was incorporated in the State of Delaware in February of 1999. On January 17, 2002, we completed a reverse triangular merger among our wholly-owned subsidiary Coronado Subsidiary Corp. (“CSC”), a Nevada corporation, and Naturol Inc. (“Naturol”), a Nevada corporation. Pursuant to the terms of the merger, Naturol merged with CSC wherein CSC ceased to exist and Naturol became our wholly-owned subsidiary.

On August 27, 2003, as the sole stockholder of Naturol, we authorized the amendment to Naturol’s Certificate of Incorporation to change its name to Integrated Environmental Technologies Ltd., a Nevada Corporation, which was subsequently changed to I.E.T., Inc. on June 29, 2004. I.E.T., Inc.’s primary place of business is at 4235 Commerce Street, Little River, South Carolina, USA.

All of our current operations are conducted through I.E.T., Inc. I.E.T., Inc. currently operates through two divisions: the EcaFloTM Division and the Essential Oils Extraction Division. The EcaFlo™ Division has been and is anticipated to be the sole source of revenues for the Company.

Our Business

EcaFloTM Division

On September 4, 2003, we entered into an agreement with Electro-Chemical Technology, Ltd. (licensor) and Laboratory Electrotechnology Ltd. (supplier) for an exclusive, royalty-bearing license allowing us to utilize the patents and the technical information owned by the licensor and the supplier to purchase, manufacture/assemble (with the exceptions of flow-through electrolytic modules, “FEM”), market, lease, sell, distribute and service Licensed Products throughout the United States of America for the use in licensed applications. The licensed applications include (a) recreational water purification units producing small volumes per hour of potable water; (b) residential water purification units; and (c) water purification units for use by small businesses such as offices, motels and restaurants, and state and local government facilities, not including municipal water systems. The licensor/supplier retains the exclusive right to manufacture/assemble FEM’s and to supply us with FEM’s. The License period goes through the date of the last expiration of the patent on the technology (5/2018). We paid a fee of $75,000 for the agreement and the fee is being amortized over the period of September 2003 through May 2018. We pay a royalty of 8% of the net sales price on sales to Electro-Chemical Technologies.

On October 27, 2004, we amended our license and supply agreement to add two additional applications by which we can utilize the technology provided in the license and supply agreement. The additional applications are: (1) the disinfection of storm water runoff; and (2) the decontamination of oil well water. As consideration for the grant of the two additional applications we paid additional license fees of $13,000, $6,500 per additional application area.

The license is on a proprietary technology component (FEM-3) of the ECA technology that was originally developed in the Soviet Union. This unique technology is based on electrochemical activation (ECA), which is the process of passing ordinary water or a diluted saline solution (0.01 – 1.0%) through a specially designed electrolytic cell in order to modify their functional properties without adding reagents. Ecasol solutions have the demonstrated ability to:

•	Destroy microorganisms such as botrytis fungus, salmonella, e-coli, listeria and anthrax spores;
•	Neutralize chemical agents such as Soman and VX;
•	Purify water; and
•	Clean and Degrease.

Our EcaFlo™ technology division designs, markets, assembles and sells equipment that can produce two basic types of ECA solutions:

1)

Anolyte solutions are strong oxidizing solutions with a pH range of 3.5 – 8.5 and an Oxidation-Reduction Potential (ORP) of +600 to +1200 mV. Anolytes can potentially be used as a broad-spectrum germicidal agent to kill all types of microorganisms including viruses, fungi and bacteria.

2)	Catholyte solutions are anti-oxidizing, mild alkaline solutions with a pH range of 10.5 to 12.0 and ORP of –600 to –900 mV. Catholtye solutions can potentially be used as degreasers or detergents.

Based on extensive research, both anolyte and catholyte solutions:

•	Are environmentally friendly;
•	Are non toxic to both humans and animals;
•	Do not require special handling;
•	Are powerful biocides;
•	Can be safely disposed of in sewage systems;
•	Are fast acting;
•	Can be used in all stages of disinfection and cleaning;
•	At recommended concentrations, do not bleach surfaces or materials;
•	Can be applied in liquid, ice or aerosol (fog) form;
•	Are hypoallergenic;
•	Yield by-products that are non-toxic, environmentally friendly and leave no synthetic chemical residue;
•	Can be generated on-site, thus eliminating handling and storage of chemicals; and
•	Can be produced on-site from tap water and salt in required quantities and concentration of active ingredients, pH and salinity (mineralization).

In addition, anolyte application as hard surface disinfectants on a daily basis for more than ten years demonstrated that microorganisms do not develop resistance against anolytes over time.

The characteristics described above position EcaFlo™ equipment for potential applications in a number of areas directly related to personal health and safety. Electro-Chemical Technology, Ltd. provided us with the example that, “in 1997 the U.S. Marines Corps commissioned the Battelle Memorial Institute (a non-profit research organization headquartered in Columbus, Ohio) to test the efficacy of the Ecasol technology in applications relating to the protection of individuals from chemical and biological weapons. In the initial phases of these tests, Ecasol was tested against the anthrax spore, botatoxin, Soman and mustard gas. Following these tests, field-testing (Operational Tests) was conducted at Camp Lejeune, North Carolina by the Marine Corps Chemical/Biological Incident Response Force (CBIRF). By April 1998 the Marine Corps Systems Command had concluded that Ecasol represented ‘...not just an improvement but a breakthrough in the effectiveness of destroying anthrax and botulism on contact.’”

We believe there are numerous other practical, cost-effective applications for EcaFlo™ equipment.

Recently, we made sales to customers for applications outside of our exclusive license agreement. Electro-Chemical Technologies granted us permission to market our FEM-3 ECA devices to potential customers outside of our exclusive application areas for purposes of determining the existence and size of such markets.

EcaFloTM Competition

Competition for products which resemble our EcaFloTM devices is expected to intensify and to increase as our devices enter the commercial marketplace. Our competitors do not include companies that produce basic-to-complex water filtration systems, even though many are substantially larger and have greater financial, research, manufacturing, and marketing resources. While effective and cost-efficient, these companies simply produce filtrated water, unlike I.E.T. Inc.’s EcaFloTM devices that produce electrochemically active, but entirely safe, water that kills harmful microorganisms on contact.

Important competitive factors for our EcaFloTM products include product quality, environmental sensitivity, price, ease of use, customer service, and reputation. Industry competition is based on the following:

•	Scientific and technological capability;
•	Proprietary know-how;
•	The ability to develop and market processes;
•	Access to adequate capital;
•	The ability to attract and retain qualified personnel; and
•	The availability of patent protection.

Essential Oils Extraction Division

Our Board of Directors is currently considering the best method for accommodating the needs of this division; whether by establishing a separate company to house the intellectual properties associated with essential oils extraction, or to consider postponing the “launch” of this division until such time as it would not take time and energy away from operating the EcaFlo™ division. We are not in a financial position to pursue the development of the essential oils extraction technology at this time.

The essential oils extraction technology under this division is associated with providing for an effective, low cost extraction of high value bioactive compounds and oils from plants and other sources. Extracting bioactive compounds is a rapidly growing global business. The applications developed using the Essential Oils extraction technologies are deemed by us to be superior in almost every respect to both, steam distillation and solvent extraction, the world’s principal methods for producing such extracts. Solvent extraction, the current method of choice, is under increasing attack due to its reliance on solvents known to be either, toxic, carcinogenic, and/or flammable. The Essential Oils extraction technologies have none of these harmful and dangerous attributes.

The fact remains that the extraction technology associated with this division provides a myriad of business opportunities in a number of industries, including:

•	Pharmaceutical
•	Food

•	Fragrance
•	Bio-Insecticide
•	Industrial Oils, and
•	Nutraceutical

Competition in General Relative to our Two Separate Divisions

We expect competition to intensify as technological advances are made and become more widely known in the Essential Oils extraction technologies and the EcaFloTM technologies, and as new products reach the market. Furthermore, new technologies could be developed in the future that render our products impractical, uneconomical or obsolete. There can be no assurance that our competitors will not succeed in developing or marketing technologies and products that are more effective than those we develop or that would render our technologies and products obsolete or otherwise commercially unattractive. In addition, there can be no assurance that our competitors will not succeed in obtaining market acceptance of their products in advance of us as a result of their financial and technological superiority. These developments could have a material adverse effect on our business, financial condition and results of operations. At this time we are expending our financial resources on the development and marketing of our EcaFlo™ technologies and not our Essential Oils extraction.

Personnel

We currently employ 9 full time employees, 2 part time employees, and 2 sales representatives. The 9 full time employees are engaged in management, marketing and sales, engineering, production and administrative services; our part time employees are within our production department; and one of our consultants provides technical/scientific support to the EcaFloTM Division of our Company. We continue to anticipate an increase in employees in the next twelve months as we add assembly personnel, shipping and receiving personnel and additional administrative support personnel.

Consultants and Service Contractors

Mr. Allan C. Jackson. On May 18, 2005, we executed a letter agreement with Mr. Jackson for introductory services relative to marketing within the EcaFloTM division. The agreement provides for compensation for services of 100,000 warrants to purchase shares of our common stock at its average bid closing price ten business days prior to furnishing or formation of any business transaction agreed upon by us, with such warrants being exercisable for two years from the date that a business transaction occurs between an introduced company and us. Mr. Jackson has been issued 100,000 warrants at $0.23 per share for an introduction that resulted in a joint marketing agreement between us and Biophage Pharma, Inc.

Dr. Svetlana Panicheva. On August 17, 2004, we entered into a Technical Services Consulting Agreement with Dr. Svetlana Panicheva. Under the terms and conditions of the agreement Dr. Panicheva was the Technical Services Consultant to I.E.T., Inc.’s EcaFloTM Division. We agreed to pay Dr. Panicheva $2,500 per month and we agreed to pay reasonable costs associated with her visits to our office as necessary (expected 10 days per month) and recently executed a new annual contract with Dr. Panicheva for the period beginning October 1, 2005 and ending on September 30, 2006 for a minimum of 80 hours, or 10 days, of scientific and technical services for $3,000 per month. Dr. Panicheva is an officer and director of Electro-Chemical Technologies.

EGR International. On June 22, 2005, we entered into a consulting agreement with EGR International, Ltd., wherein EGR agreed to provide our Executive Vice President and Vice President of Operations with assistance in marketing our EcaFloTM devices, assistance in establishing a network of interested and qualified clientele, and promotional activities such as advertising, sales and marketing efforts. We agreed to compensate EGR $2,500 per month. The term of the agreement commenced on June 22, 2005 and was originally scheduled to terminate on September 30, 2005. On September 7, 2005, by mutual consent in addendum form, the agreement was extended through October 18, 2005 with no further compensation in order to obtain agreed upon hours of consulting expertise. Subsequently on October 17, 2005, we executed another addendum extending the termination date to October 31, 2005. On November 28, 2005, we executed another addendum extending the termination date to December 31, 2005 and on January 5, 2006 we once again extended the termination date to June 30, 2006. Compensation remains at $2,500 per month.

CEOcast, Inc. On July 21, 2005, we entered into a consulting agreement with CEOcast, Inc., wherein CEOcast agreed to provide us with investor relations services. The term of the agreement was for 6 months commencing on July 21, 2005. We agreed to compensate CEOcast with $10,000 (paid on July 22, 2005) upon execution of the agreement, 400,000 shares of our common stock with registration rights and $5,000 a month for the term of the agreement. The 400,000 shares of our common stock were issued to CEOcast on August 16, 2005.

Gary Grieco. On August 1, 2005, we entered into a consulting agreement with Gary J. Grieco, wherein Mr. Grieco agreed to provide us expertise in the matter of stock sales. The term of the agreement commenced on August 1, 2005 and will terminate on July 31, 2006. We agreed to compensate Mr. Grieco $2,500 per month.

Richard P. Maas. On August 12, 2005, we entered into a consulting agreement with Dr. Richard P. Maas, wherein Dr. Maas agreed to provide us with technical and scientific information as related to the ECA technology and its use within our EcaFlo™ equipment, as well as certain research and development services and marketing/sales activities. The agreement was executed on August 8, 2005. We agreed to compensate Dr. Maas with IEVM common stock in lieu of cash at the equivalent value of $120/hour of actual service time, with an advanced payment of 50,000 shares of our common stock, which was issued on August 10, 2005. On December 27, 2005, we were notified of Dr. Maas’ death and we waived any further services required to earn the shares.

Loren W. Moll, Esq. On September 14, 2005, we entered into a consulting agreement with Mr. Loren W. Moll for intermediary services between us and potential distribution networks for our EcaFlo™ equipment. Compensation for successful intermediary services will be five percent (5%) of gross sales of our products to a distributor, to be paid on March 30, June 30, September 30 and December 31, of each calendar year during the term of the agreement. The term commences upon the date of first delivery of product to distributor and shall continue uninterrupted until annual sales of product to distributor reach one million dollars ($1,000,000) and for a term of sixty (60) months thereafter. Due to the fact that the consultant may provide legal work for any given distributor, we waived all potential conflicts of interest related to legal work in connection to any business relationship that may be formed.

Goran Blagojevic. On September 20, 2005, we entered into a consulting agreement with Goran Blagojevic who is fluent in several European languages and business customs and practices. According to the consulting agreement Mr. Blagojevic agreed to perform simultaneous translation services for us. We agreed to compensate Mr. Blagojevic 150,000 shares of our restricted common stock and series A warrants to purchase 200,000 shares of our common stock at $0.50 per share exercisable anytime before

December 31, 2006. The term of the agreement is for 5 months. On September 29, 2005, we executed an addendum to the consulting agreement to extend the term of the agreement an additional 3 months. Pursuant to the addendum we issued an additional 50,000 shares of common stock to Mr. Blagojevic on October 24, 2005.

JJ Viljoen. On March 15, 2006, we entered into a consulting agreement with JJ Viljoen wherein JJ Viljoen agreed to provide us with services which include imparting technical and scientific expertise to our management; engineering and sales/marketing departments; research and development activities as they relate to the continued development of our EcaFlo™ Division, including working closely with other scientists, university interns and research assistants, as well as research funding sources and customers. The term of the agreement is for 3 months terminating on June 30, 2006. We agreed to compensate JJ Viljoen with $5,000 a month, paid on the 1st of each month in advance of services rendered and to include the remainder of March in a pro-rated manner totaling $2,580.80. In addition, we agreed to issue 50,000 shares of our common stock to JJ Viljoen as a sign-on bonus.

Ocean Avenue Advisors, LLC. On March 27, 2006, we executed a Financial Consulting Agreement with Ocean Avenue Advisors, LLC. (“OAA”), wherein OAA agreed to serve as our financial consultant. We agreed to compensate OAA with $6,250 upon execution of the agreement and $6,250 every two weeks for sixty days, to total $25,000. In the event that OAA introduces the Company to a lender or equity purchaser, which ultimately finances or causes the completion of such financing, OAA shall be entitled to a finder’s fee in the amount of 10% of the total gross of the funding by such lender or equity purchaser. The term of the agreement is for 90 days from the date of execution.

Funding Agreement

On July 1, 2005, we were offered a funding agreement for $4,000 from the South Carolina Research Authority (“SCRA”), a South Carolina public nonprofit corporation, as a result of a grant application made to SCRA for assistance in funding work necessary to prepare a written proposal to the United States Department of Agriculture (“USDA”) for a Small Business Innovation Research Phase 1 grant in the amount of $80,000. “SCRA” has executed the funding agreement and IET’s addendum to funding agreement that better secures and protects proprietary and confidential information relative to the EcaFlo™ division. The term of the agreement was from July 1, 2005 to December 31, 2005.

Representative Agreement

On August 1, 2005, we entered into a representative agreement with Pentagon Technical Services (“PTS”), wherein PTS agreed to assist us as our exclusive representative to promote the sale of our products. PTS’ compensation will be on a sliding scale of 3-7% (5% being the norm) of the net invoice price of our products shipped. The actual percentage will be determined on a case by case basis in consideration of things such as “design-ins”, engineering, tooling, surcharges and “add-ons”, degree of influence made on the sale, repeat orders and the continuation of the monthly draw of $3,500 being paid to PTS by us. The $3,500 draw will be deducted from any monthly commission earned, unless the commission is less than the amount of the draw. A monthly draw or a monthly commission in excess of $3,500 will be paid, but not both. The term of the agreement commenced on August 1, 2005 and will continue until July 31, 2006, at which time the agreement shall be automatically renewed for one year periods thereafter unless terminated by written notice from either party.

Joint Marketing Agreement

On September 22, 2005, we entered into a joint marketing agreement with Biophage Pharma, Inc. (TSX: “BUG”) wherein we market a product sold under the EcaFlo™ trade name and Biophage Pharma markets a product sold under the trade name PDS®. We agreed to jointly market each other’s products in the United States of America by sharing information with respect to distribution channels, methods of distribution and any other information which can be disclosed without violating any law or breaching any obligations of confidentiality. We will share between companies, information with respect to sales leads and will provide each other with demonstration units or other models or products. There will be no exchange of money for marketing services or transfer of company stock or warrant to purchase stock as a result of this agreement. The term began on September 22, 2005 and shall end on September 22, 2006.

Non-Exclusive Agreement

On December 16, 2005, we entered into a non-exclusive agreement with IBG NY, LLC, wherein IBG agreed to introduce us to certain parties that would provide us with equity or debt financing, contribution of cash, assets or resources to us or any joint venture, partnership or other business combination to which we become a party. We agreed to compensate IBG with a $50,000 “cashless” common stock purchase warrant with a strike price of $0.20 exercisable for three years. In addition, we agreed to pay IBG a cash retainer of $6,000. The term of the agreement was for three months.

Supply Agreement

On January 19, 2006, we entered into a supply agreement with Layne Christensen Company, wherein Layne agreed to purchase our products (certain water treatment equipment) for resale to its customers. Prices of the products were mutually agreed and are attached as exhibit A to the supply agreement. The term of the agreement commenced on January 19, 2006 and will terminate on December 31, 2007.

Patents, Proprietary Rights and Licenses

We intend to seek patent and other intellectual property rights to protect and preserve our proprietary technology and our right to capitalize on the results of our research and development activities. We also will rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to provide competitive advantages for our products in our markets and to develop new products.

Relative to our essential oils extraction, we have an agreement with Coach House Group to pursue the development of extraction technologies utilizing its technology.

In addition, we currently license the right to use certain patents and other intellectual proprietary rights from Electro-Chemical Technology Ltd. and Laboratory of Electrotechnology Ltd. These licenses secure intellectual property rights necessary for the manufacture and sale of our EcaFloTM products. A one-time license fee of $75,000 was paid for the license, which expires in May of 2018. Additionally, there is a royalty of 8% on the net sales price on any sales made by us. On October 27, 2004, we amended the license agreement to expand the applications by which we can utilize the technology provided.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements section included elsewhere in this Prospectus.

Information we provide in this Prospectus or statements made by our directors, officers or employees may constitute "forward-looking" statements and may be subject to numerous risks and uncertainties. Any statements made in this Prospectus, including any statements incorporated herein by reference, that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of our market and customers, our objectives and plans for future operations and products and our liquidity and capital resources). Such forward-looking statements are based on current expectations and are subject to uncertainties and other factors, which may involve known and unknown risks that could cause actual results of operations to differ materially from those projected or implied. Further, certain forward-looking statements are based upon assumptions about future events, which may not prove to be accurate. Risks and uncertainties inherent in forward-looking statements include, but are not limited to:

o	increased competitive pressures from existing competitors and new entrants;
o	increases in interest rates or our cost of borrowing or a default under any material debt agreements;
o	deterioration in general or regional economic conditions;
o	adverse state or federal legislation or regulation that increases the costs of compliance, or adverse findings by a regulator with respect to existing operations;
o	loss of customers or sales weakness;
o	inability to achieve future sales levels or other operating results;
o	the unavailability of funds for capital expenditures and/or general working capital; and
o	operational inefficiencies in distribution or other systems.

The forward-looking information set forth herein is as of the date of this prospectus, and we undertake no duty to update this information. Should events occur subsequent to the date of this prospectus that make it necessary to update the forward-looking information contained in this Prospectus, the updated forward-looking information will be filed with the SEC in a Quarterly Report on Form 10-QSB, as an earnings or other release included as an exhibit to a Form 8-K or as an amendment to this registration statement, each of which will be available at the SEC's website at www.sec.gov. More information about potential factors that could affect our business and financial results is included in the section entitled "Risk Factors" beginning on page 5 of this Prospectus.

OVERVIEW AND OUTLOOK

Integrated Environmental Technologies, Ltd. has evolved over a period of approximately three years from a development stage company to a two-division income-generating technology company. We have focused our attentions on several critical issues:

•	Stabilizing and enhancing our financial position;
•	Developing our abilities to construct the equipment required for our EcaFloTM Division and Essential Oils Extraction Division
•	Developing and enhancing our testing protocol with Coastal Carolina University in regards to our EcaFloTM technology;
•

Developing a relationship with Clemson University to produce testing assistance with our Essential Oils Extraction Division and research assistance on the agricultural side of the EcaFloTM Division; and

•	Commencing the process of developing a brand identity and sales campaign through the appearance at various trade shows.

Our ability to proceed with our plan of operation has continuously been a function of our ability to raise sufficient capital to continue our operations. At the end of the first quarter of 2006 we had cash available of $104,249. Our cash requirements on a monthly basis are approximately $70,000.

We have incurred losses since inception. At the end of the first quarter ended March 31, 2006, we had a net loss of $317,079 as compared to a net loss of $362,488 for the same period in 2005. This 13% decrease in overall losses is the result of increased sales.

Management intends to closely monitor the costs associated with the production of EcaFloTM devices in an attempt to minimize capital shortages. Capital from investment financing through stockholders exercising their “A” warrants, may contribute funds for our working capital needs. As we continue to expand operational activities, we anticipate experiencing negative cash flows from operations, and we may be required to fund operations from bank borrowings or continued equity sales.

There can be no assurance that subsequent financing would be available, or if it is available, that it would be on acceptable terms. If additional financing is not available or is not available on acceptable terms, or we are unable to arrange a suitable strategic opportunity, we will be in significant financial jeopardy and we may be unable to continue our operations at current levels without significant changes to our business plan.

Results of Operations for the Years Ended December 31, 2005 and 2006

The following overview provides a summary of key information concerning our financial results for the years ended December 31, 2005 and 2004.

Revenues

	Year Ended December 31,
	2005	2004

Sales	$ 108,500	$ -

Total sales was $108,500 and $0 for the fiscal years ended December 31, 2005 and December 31, 2004, respectively. Historically, we have been in a development stage and had no sales but beginning in the first quarter of 2005 we developed equipment that is being marketed and sold. We anticipate increased sales of our existing product line during 2006 and we currently have developed new equipment which will be marketed upon successful completion of testing.

Cost of goods sold

	Year Ended December 31,
	2005	2004

Cost of goods sold	$ 61,000	$ -

Our cost of goods sold in the year ended December 31, 2005 was approximately 56% of our sales and related to the sales of our products. It is anticipated that the product costs will increase proportionately with increased sales for 2006. For our new products the cost of good sold will be at a similar percentage to sales of our current products.

Gross profit

	Year Ended December 31,
	2005	2004

Gross profit	$ 47,500	$ -

Operating expenses

	Year Ended December 31,		Increase (Decrease)
	2005	2004	$	%

Professional and administrative fees	$ 585,559	$ 794,550	$ (208,991)	(26)%
Salary	442,496	412,875	29,621	7%
Depreciation and amortization	17,865	16,535	1,330	8%
Research & development	77,486	14,929	62,557	419%
Office and miscellaneous	359,437	210,072	149,365	71%

Total operating expenses	$ 1,482,843	$ 1,448,961	$ 33,882	2%

Total operating expenses for the year ended December 31, 2005 increased by $33,882 over the year ended December 31, 2004 because of increased research and development costs relating to our new products and increasing our employee base and the office costs associated with becoming an operating company.

Other expense

	Year Ended December 31,		Increase (Decrease)
	2005	2004	$	%

Gain on the sale of the building and interest income	$ 86,754	$ 804	$ 85,950	--
Interest Expense	(100,232)	(13,368)	86,864	--

We sold our building in 2005 for a profit of $86,754. Our interest expense was $86,864 higher in 2005 than 2004 because we had a mortgage until our building was sold and we borrowed funds for working capital throughout the year.

Net loss

	Year Ended December 31,		Increase (Decrease)
	2005	2004	$	%

Net loss	$ 1,448,821	$ 1,461,525	$ (12,704)	(1%)

Our net loss was lower in the year ended December 31, 2005 as compared to the year ended December 31, 2004 because we had sales in 2005 and there were non-cash professional fees incurred in 2005. Until we can increase sales we will continue to have net losses.

Results of Operations for the Three Months Ended March 31, 2006 and 2005

The following overview provides a summary of key information concerning our financial results for the first quarter of 2006 and 2005.

Revenues

	Three Months Ended March 31,		Increase (Decrease)
	2006	2005	$	%
Sales	$ 112,976	$ 61,370	$ 51,606	84%

Our sales in 2006 increased 84% as the result of having more products available for sale. We have a sales backlog at March 31, 2006 of $96,000. Our total orders for the first quarter of 2006 were approximately $209,000. We anticipate increased sales of our existing product line during 2006 and we currently have developed new equipment which will be marketed upon successful completion of testing.

Cost of goods sold

	Three Months Ended March 31,		Increase (Decrease)
	2006	2005	$	%
Cost of goods sold	$ 37,682	$ 30,075	$ 7,607	25%

Our cost of goods sold in the three month period ended March 31, 2006 was higher than 2005, however, our cost as a percentage of sales decreased as we were able to become more efficient.

Gross profit

	Three Months Ended March 31,		Increase (Decrease)
	2006	2005	$	%
Gross profit	$ 75,294	$ 31,294	$ 43,999	141%

Our gross profit margin ratio in 2006 was approximately 67% as compared to 51% in 2005 as a result of additional sales volume without corresponding fixed cost increases.

Operating expenses

	Three Months Ended March 31,		Increase (Decrease)
	2006	2005	$	%
Professional fees	$146,101	$213,056	$(66,955)	(31)%
Salary	134,618	81,641	52,977	65%
Depreciation and Amortization	2,354	4,932	(2,578)	(52)%
Research and development	1,043	14,500	(13,457)	(93)%
Office and miscellaneous	104,073	75,430	28,643	38%

Total operating expenses	$388,189	$389,559	$(1,370)	0%

Total operating expense for the three-month period ended March 31, 2006 decreased by $1,370 over the same period in 2005. Our overhead is basically the same as in the first quarter of 2005 because in 2005 we began functioning as an operating company. We believe we will maintain similar operating costs as in 2005 because management is cognizant of our cash requirements and will continue to closely monitor costs.

Other expense

	Three Months Ended March 31,		Increase (Decrease)
	2006	2005	$	%
Other expense	$4,184	$4,224	$(40)	(1%)

Our other expense is virtually the same as in 2005 and will increase only if we have additional borrowings.

Net loss

	Three Months Ended March 31,		Increase (Decrease)
	2006	2005	$	%
Net loss	$317,079	$362,488	$(45,409)	(13%)

Our net loss for the three-month periods ended March 31, 2006 and 2005 was $317,079 and $362,488, respectively, for a decrease in net loss in the amount of $45,409.

Operation Plan

The main technology that drives our short-term and long-term plans is our EcaFlo™ Division. Our plan of operation focuses on continuing the process of commercialization of EcaFlo™ Division equipment. We have chosen to delay focus on our Essential Oils Extraction Division until such time as we are cashflow positive on the EcaFlo™ Division and we have received adequate funding to operate both divisions.

EcaFlo™ Division:

We have a license for the following applications: (a) water purification units producing small volumes per hour of potable water; (b) residential water purification units; (c) water purification units for use by small businesses such as offices, motels and restaurants, and state and local government facilities, not including municipal water systems; (d) the disinfection of storm water runoff; and (e) the decontamination of oil well water. We have also been allowed to market our FEM-3 ECA devices to potential customers outside of our exclusive application areas for purposes of determining the existence and size of such markets.

Our focus has been re-directed from providing small water purification units to the markets at-hand: storm-water treatment, wastewater treatment, petroleum industry applications and food/beverage sanitation opportunities. FEM’s (flow-through electrolytic modules) continue to be the main components of the EcaFlo™ Division equipment product line. We have established vendor relations with domestic suppliers for the other components that are used in our equipment. Engineering and design work on our 4-, 8-, 16-, 24- and 32-FEM devices are complete. Parts have been ordered, received and assembled to continue producing our EcaFlo™ models 40, 40SS, 080, 080 LP, 160 MLP, 160 LP, 160, and 240, while continuing development of the EcaFlo™ models 320, 480, 640 and 960.

We are also marketing our FEM-3 ECA devices to potential customers outside of our exclusive application areas for purposes of determining the existence and size of such markets.

On January 19, 2006, we entered into a two year supply agreement for our EcaFlo™ devices with Layne Christensen Company, a water services provider. On January 26, 2006, we sold our first EcaFlo™ Model 080 to Layne Christensen. We have delivered our equipment to Layne’s associated labs in Ottawa, Kansas, where empirical data continues to be compiled for Layne’s use in developing effective sales strategies for furthering EcaFlo™ equipment applications and sales as we move along in the NSF-61 and UL certification processes for our EcaFlo™ equipment.

Essential Oils Extraction Division:

Negotiations with the Coach House Group, UK, continue to be held relative to the costing and delivery of the extraction plant that I.E.T., Inc. undertook in the third quarter of 2004. I.E.T., Inc. paid the Coach House Group $84,000 in the first quarter of 2004 for a 150-liter oil extraction “plant” that will be utilized by the company (2/3 capacity) and its university research partners (1/3 capacity). I.E.T., Inc. had quotes for the “plant” prepared and submitted by United States companies in order to get the very best price for the equipment. Discussions with the Coach House Group center on ordering this equipment. We have stalled operations on this division due to our inability to work a deal with Coach House Group and until we receive adequate funding to operate this division.

Liquidity and Capital Resources

Liquidity is a measure of a company’s ability to meet potential cash requirements. We have historically met our capital requirements through the issuance of stock and by borrowings. In the future we anticipate we will be able to provide the necessary liquidity we need by the revenues generated from the sales of our products, however, if we do not generate sufficient sales revenues we will continue to finance our operations through equity and/or debt financings.

Our cash used in operating activities for the first quarter ended March 31, 2006 was $141,971 as compared to $182,047 for same period in 2005. This decrease was related to us having more business activities and not having as large of an operating loss in the quarter as compared to the similar quarter last year.

We acquired $1,650 of equipment in 2006 and $1,586 in 2005. We anticipate that we will need to acquire additional equipment to support our growing operations.

Our financing activities in 2006 came from selling shares of our common stock totaling $125,000. In 2005 for the first quarter we had net borrowings of $92,175 and sales of stock of $83,500. The decrease in cash provided by financing activities relates to our plan to finance our business activities internally rather than relying solely on the equity market or by increased borrowings.

Financing. On February 1, 2005, we entered into a Promissory Note with United Capital Group, Inc. for the principal amount of $50,000. Pursuant to the note we promised to pay to the order of United Capital Group, Inc. the sum of $50,000 together with interest thereon at 6% per annum on any unpaid balance. According to the note the outstanding principal and accrued but unpaid interest was due and payable on February 16, 2005. On June 16, 2005, we entered into another promissory note to extend the maturity date to January 16, 2006. Pursuant to the new note, United Capital may convert the note into shares of our common stock. At the option of the holder any amounts owed under the promissory note that are not paid in full may be converted into shares of our common stock at the rate of one share for each $0.10 of indebtedness converted. We also agreed to issue 50,000 shares of our common stock to United Capital. The 50,000 shares were issued on July 13, 2005. The balance at March 31, 2006 is $36,000 and the interest rate is 6%. As of March 31, 2006, the note was in default.

On March 27, 2006, we executed a Convertible Promissory Note with Hope Capital, a Company owned by one of our stockholders, for the principal amount of $75,000. On March 27, 2006, we issued 1,000,000 shares of our restricted common stock to Hope Capital to be held as collateral, subsequent to the end of the quarter, Hope Capital converted the note and retained the 1,000,000 shares.

Satisfaction of our cash obligations for the next 12 months.

As of March 31, 2006, our cash balance was $104,249. We believe that this amount will only provide sufficient cash for two months. Our plan for satisfying our cash requirements for the next twelve months is through additional equity, third party financing, and/or traditional bank financing. We anticipate sales-generated income during that same period of time, but do not anticipate generating sufficient amounts of revenues to meet our working capital requirements. Consequently, we intend to make appropriate plans to insure sources of additional capital in the future to fund growth and expansion through additional equity or debt financing or credit facilities.

Since inception, we have financed cash flow requirements through debt financing and the issuance of common stock for cash and services. As we continue to expand operational activities, we may continue to experience net negative cash flows from operations, pending receipt of sales or development fees, and will be required to obtain additional financing to fund operations through common stock offerings and debt borrowings, giving consideration to loans and working diligently to move sales ahead to the extent necessary to provide working capital.

We anticipate incurring operating losses over the next twelve months. Our lack of operating history makes predictions of future operating results difficult to ascertain. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving technology markets. Such risks include, but are not limited to, an evolving and unpredictable business model and the management of growth. To address these risks we must, among other things, implement and successfully execute our business and marketing strategy, continue to develop and upgrade technology and products, respond to competitive developments, and continue to attract, retain and motivate qualified personnel. There can be no assurance that we will be successful in addressing such risks, and the failure to do so can have a material adverse effect on our business prospects, financial condition and results of operations.

Going Concern

The financial statements included in this filing have been prepared in conformity with generally accepted accounting principles that contemplate the continuance of the Company as a going concern. The Company's cash position may be inadequate to pay all of the costs associated with testing, production and marketing of products. Management intends to use borrowings and security sales to mitigate the effects of its cash position, however no assurance can be given that debt or equity financing, if and when required will be available. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue existence.

Summary of product and research and development that we have accomplished and that we will continue to perform for the term of our plan.

EcaFlo™ Division

Product development within this division has moved ahead at a rapid pace. As a result of positive laboratory test results from the Water Quality Lab at Coastal Carolina University, in combination with internal profit margin comparisons between prototype EcaFlo™ devices and their respective markets, we have been able to make decisions regarding market entry with our own specifically designed and engineered devices. We have passed the design/engineering stage for specific 4-, 8-, 16-, 24- and 32-FEM EcaFlo™ devices and our engineering department has finalized vendor relations with strategic suppliers while moving forward with NSF-61 and UL certification. Our administrative service department has finalized credit relations with these vendors in order to receive ordered parts by purchase order, and, as these device components have been received, the engineering department has assembled the 4-, 8-, 16-, 24- and 32-FEM units and tested the devices in our own “shop.” Vital testing results have significantly improved our ability to complete our goals ahead of time and enter our markets with specific EcaFlo™ devices with a firm confidence level, in addition to allowing us the opportunity to modify existing EcaFlo™ equipment to meet customer demand.

On January 24, 2006, we issued a press release announcing that we entered into a two year supply agreement for our EcaFlo™ devices with Layne Christensen Company, a water services provider. On January 26, 2006, we sold our first EcaFlo™ Model 080 to Layne Christensen. We have delivered our equipment to Layne’s associated labs in Ottawa, Kansas, where empirical data continues to be compiled for Layne’s use in developing effective sales strategies for furthering EcaFlo™ equipment applications and sales

On January 31, 2006, we issued a press release announcing the sale of our first EcaFlo™ Model 240 to Consolidated Oil Well Services, Inc., a wholly-owned subsidiary of Infinity Energy Resources, Inc.

On March 2, 2006, we issued a press release announcing the sale of an EcaFlo™ Model 080 to Petrol Oil and Gas, Inc.

On March 7, 2006, we issued a press release announcing the sale of four (4) EcaFlo™ Model 160 LP devices to Unitherm Food Systems, Inc. of Bristow, Oklahoma.

On March 15, 2006, we issued a press release announcing the sale of two (2) EcaFlo™ Model 160 MLPs to a company specializing in the introduction of Electro-Chemical Activation solutions into food processing applications.

Current research initiatives are centered on providing specific water quality regulatory agencies with toxicity testing reports that will serve to quell any question that may arise regarding the potential of negative impact on the environment (i.e.: estuary) associated with the use of ECA solutions. We are finding that, through the use of test data and technical expertise, we are able to better educate environmental regulators and gain their support and endorsement for certain ECA applications within the storm water treatment arena, the petroleum industry, and with food and beverage safety control agencies. At petroleum industry trade shows, our marketing and sales department personnel were able to produce test results showing potential customers that aliquots of petroleum well “frac” waters that were treated with a 1% EcaFlo™ device-generated anolyte solution showed total bacteria kill in less than 10 minutes. Furthering that data, our approach is to point out that these kinds of results eliminate the need for voluminous regulatory compliance paperwork to be submitted, in addition to costing less than the use of traditional biocidal chemicals that are currently put into “frac water.” The petroleum industry market continues to develop as a result of our strategic alliance with Pentagon Technical Services, a small consulting firm with ties into this industry, which has contracted with us as a manufacturer’s representative/sales and distribution agent.

On May 1, 2006, we received an official Phase I award from the United States Department of Agriculture, Small Business Innovation Research program, for specific research relative to the potential for commercialization of EcaFlo™ equipment for use in the agricultural industry for environmentally-responsible fungi management of fruit crops. In addition, we are engaged with UL for obtaining certifications (UL and NSF-61) of our EcaFlo™ equipment for use in the water treatment industry.

We are continuing our research to identify opportunities where we can provide our innovative technology in value-added services within the food and beverage production and processing industry, medical and healthcare markets, the hospitality industry, as well as in homeland defense applications.

We are working together with Coastal Carolina University and Clemson University to develop a more comprehensive approach to documenting test results that pertain to the use of EcaFlo™ in a plethora of applications.

Further research and development efforts will be implemented with our strategic university partners, going concerns within the petroleum and wine industries, and possibly, with nationally accredited research labs. We view research and development as an integral portion of our product development plan and will use the measurable outcomes from research projects as catalysts for market development. The results of this research guide us in determining what to design and build and who will buy “it.”

Essential Oils Division

We are currently working on a strategic plan intended to address the best method for establishing a wholly owned subsidiary company for this division. In order to fully focus on the momentum we have built in the EcaFlo™ Division, we believe it prudent to hold the intellectual property contained in the

Essential Oils Extraction Division in a separate company whereby our current stockholders will benefit by distributing shares in both technology companies. We are in the early stages of investigating the best structure for this division, and will continue exploring options. As a result of our current financial position, we are focusing on our Ecaflo™ Division and have delayed implementation of structuring the Essential Oils Division.

Expected Purchase or sale of plant and significant equipment.

We continue to be involved in negotiations with the Coach House Group, UK, our joint venture partner, who provide us with the Naturol essential oils extraction technology. These discussions are centered on the $84,000 deposit we paid for this extraction equipment to SPDG Naturol - the Coach House Group - in January of 2004. Discussions with Coach House Group continue in anticipation of developing a strategy to move the technology forward in the future.

Significant changes in the number of employees.

We currently employ 9 full time employees, 2 part time employees, and 2 sales representatives. The 9 full time employees are engaged in management, marketing and sales, engineering, production and administrative services; our part time employees are within our production department; and one of our consultants provides technical/scientific support to the EcaFlo™ Division of our Company. We continue to anticipate an increase in employees in the next twelve months as we add assembly personnel, shipping and receiving personnel and additional administrative support personnel.

Critical Accounting Policies and Estimates

Our discussion of financial condition and results of operations is based upon the information reported in our financial statements. The preparation of these statements requires us to make assumptions and estimates that affect the reported amounts of assets, liabilities, revenues and expenses as well as the disclosure of contingent assets and liabilities at the date of our financial statements. We base our assumptions and estimates on historical experience and other sources that we believe to be reasonable at the time. Actual results may vary from our estimates due to changes in circumstances, weather, politics, global economics, mechanical problems, general business conditions and other factors. Our significant estimates are related to the valuation of warrants and options and our ability to realize revenue that would allow us to not impair our license agreement asset. In the first quarter of 2006 we had no issuances of warrants or options. Based on our analysis of future cash flow we believe that there are no impairments of any assets at March 31, 2006.

Off-Balance Sheet Arrangements.

As of March 31, 2006, we did not have any off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

DESCRIPTION OF PROPERTY

Our main production facility is currently located at 4235 Commerce Street in the Strand Industrial Park, Little River, South Carolina. The building is approximately 12,000 square feet and is located on two lots. We made basic, necessary improvements to the building when we purchased it, but overall, management believes the building is in excellent condition. On November 30, 2005, we sold this property to Alexcina, LLC but agreed to lease it commencing on January 1, 2006 for a period of three (3) years with annual rent of $73,791 in 2006 and $71,291 in 2007 and 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On August 27, 2003, we entered into a Consulting Agreement with William E. Prince, whereas Mr. Prince agreed to continue the establishment of a corporate operation in North Carolina and provide all services necessary as President and Chief Executive Officer. We agreed to pay Mr. Prince $5,000 monthly for services rendered pursuant to the Agreement. We also agreed to pay for travel and expenses incurred in the performance of the Agreement. A copy of the Consulting Agreement was attached as an exhibit to Form 10-QSB filed on November 19, 2003. The agreement expired on December 31, 2003 and as of February 1, 2004 Mr. Prince was added to IET’s payroll. Mr. Prince is no longer a consultant of the Company, but remains as CEO, President and Director of the Company.

On August 27, 2003, we entered into a contractual agreement with Matrix Technology Alliance, Inc. ("Matrix"), wherein Matrix agreed to provide managerial, secretarial, bookkeeping and other clerical support services, including office space. Marion C. Sofield, a current employee of the Company formerly acted as the executive director of Matrix. Ms. Sofield resigned from the position as executive director of Matrix, effective February 27, 2004 and accepted a position with the Company on March 1, 2004. The contract with Matrix was terminated on March 1, 2004. We paid Matrix $20,000 and $100,600 for the years ended December 31, 2004 and 2003 respectively.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information

Our Common Stock is traded in the over-the-counter securities market through the National Association of Securities Dealers Automated Quotation Bulletin Board System, under the symbol “IEVM”. We have been eligible to participate in the OTC Bulletin Board since July 19, 2000 under the trading symbol “NTUH”. On June 4, 2004, our trading symbol changed in conjunction with our name change. The following table sets forth the quarterly high and low bid prices for our Common Stock during our last two fiscal years, as reported by a Quarterly Trade and Quote Summary Report of the OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions.

	2005		2004
	High	Low	High	Low
1st Quarter	0.35	0.13	0.95	0.23
2nd Quarter	0.23	0.10	0.62	0.17
3rd Quarter	0.30	0.11	0.50	0.15
4th Quarter	0.35	0.13	0.34	0.19

(b) Holders of Common Stock

As of May 9, 2006, we had approximately 134 stockholders of record of the 36,697,793 shares outstanding. The closing bid stock price on May 9, 2006 was $0.145.

(c) Dividends

The Board of Directors have not declared any dividends due to the following reasons:

1.	The Company has not yet adopted a policy regarding payment of dividends;
2.	The Company does not have any money to pay dividends at this time;
3.	The declaration of a cash dividend would result in an impairment of future working capital; and
4.	The Board of Directors will not approve the issuance of a stock dividend.

(d) Securities Authorized for Issuance under Equity Compensation Plans

2002 Stock Option Plan

The following description applies to the stock option plan which we adopted in July of 2002; no options have been granted under this plan as of December 31, 2005.

We have reserved for issuance an aggregate of 2,000,000 shares of common stock under our 2002 Stock Option Plan. This plan is intended to encourage directors, officers, employees and consultants to acquire ownership of common stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for our continued success and growth, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future.

Officers (including officers who are members of the board of directors), directors (other than members of the stock option committee to be established to administer the stock option plan) and other employees and consultants and its subsidiaries (if established) will be eligible to receive options under the stock option plan. The committee will administer the stock option plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the stock option plan.

Non-qualified stock options will be granted by the committee with an option price equal to the fair market value of the shares of common stock to which the non-qualified stock option relates on the date of grant. The committee may, in its discretion, determine to price the non-qualified option at a different price. In no event may the option price with respect to an incentive stock option granted under the stock option plan be less than the fair market value of such common stock to which the incentive stock option relates on the date the incentive stock option is granted.

Each option granted under the stock option plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this plan when some awards may be exercised. In the event of a change of control (as defined in the stock option plan), the date on which all options outstanding under the stock option plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

Consultant and Employee Stock Compensation Plan

Effective August 27, 2003, we adopted a Consultant and Employee Stock Compensation Plan. The maximum number of shares that may be issued pursuant to the plan is 2,500,000 shares. As of December 31, 2005, 2,398,000 shares have been granted under this plan.

Consultant and Employee Stock Compensation Plan

Effective January 21, 2004, we adopted another Consultant and Employee Stock Compensation Plan. The maximum number of shares initially available pursuant to the plan was 500,000 shares. On December 27, 2004, we amended the compensation plan to make available an additional 4,000,000 shares of common stock. As of December 31, 2005, 500,000 shares have been issued under this plan.

Equity Compensation Plans Information

We currently maintain equity compensation plans to allow the Company to compensate employees, directors, consultants and certain other persons providing bona fide services to the Company or to compensate officers, directors and employees for accrual of salary, through the award of our common stock. The following table sets forth information as of December 31, 2005 regarding outstanding shares granted under the plans, warrants issued to consultants and options reserved for future grant under the plans.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)

Equity compensation plans approved by stockholders	--	$ --	--

Equity compensation plans not approved by stockholders	0	$0	6,102,000 (1)

Total	0	$0	6,102,000

(1) Includes 2,000,000 options from the 2002 plan, 102,000 shares from the 2003 plan and 4,000,000 shares from the 2004 plan, available for issuance.

These plans are intended to encourage directors, officers, employees and consultants to acquire ownership of common stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for its continued success and growth, to aid in retaining individuals who put forth such effort, and to assist in attracting the best available individuals to the Company in the future.

EXECUTIVE COMPENSATION

The following table sets forth the cash compensation of the Company’s chief executive officer during the last two fiscal years of the Company. The remuneration described in the table does not include the cost of the Company of benefits furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individuals that are extended in connection with the conduct of the Company’s business.

Summary Compensation Table

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock	Options	Others
William E. Prince (1) President/Director	2003 2004	$29,000 $67,000	-0- -0-	-0- -0-	-0- 300,000 shares (2)	-0- -0-	-0- -0-
	2005	$74,000	-0-	-0-	-0-	-0-	-0-

(1)	Mr. Prince was appointed as an officer and director of the Company on August 27, 2003.
(2)

Of the 300,000 shares, 100,000 shares were issued to Mr. Prince as a sign on bonus for serving as an officer and director of the Company and the 200,000 shares were issued as partial compensation for the year.

Employment Agreements

William E. Prince

On January 3, 2005, we executed an Employment Agreement with William E. Prince, wherein Mr. Prince agreed to serve as the Company’s President and Chief Executive Officer. We agreed to pay Mr. Prince an annual compensation of $74,400, in equal, monthly installments payable on the 1st day of each month. The term of the agreement is for 5 years, which began on January 1, 2004 and shall end on December 31, 2009.

Marion C. Sofield

On January 3, 2005, we executed an Employment Agreement with Marion C. Sofield, wherein Ms. Sofield agreed to serve as Executive Vice President of Operations. We agreed to pay Ms. Sofield an annual compensation of $60,000, in equal, monthly installments payable on the 1st day of each month. The term of the agreement is for 5 years, which began on March 1, 2004 and shall end on December 31, 2009. We amended Ms. Sofield’s Employment Agreement to change the amount of her annual compensation from $60,000 to $72,000 effective March 1, 2005.

Steve Johnson

On February 10, 2005, we executed an Employment Agreement with Steve Johnson, wherein he agreed to be employed as the Company’s Regional Sales Manager – Southeastern Division. We agreed to pay Mr. Johnson an annual compensation of $60,000, paid monthly, plus medical insurance, car allowance, office set up in his home, and a credit card for business expenses. We also agreed to pay Mr. Johnson commission, paid quarterly on both individual sales made by Mr. Johnson and on units sold through distributors established by Mr. Johnson. We also issued Mr. Johnson a sign-on stock bonus of 10,000 shares of our restricted common stock on March 18, 2005. Effective December 31, 2005, Mr. Johnson resigned from his position.

Timothy W. Shields

On December 20, 2005, we entered into a Memorandum of Understanding with Timothy W. Shields, wherein Mr. Shields agreed to serve as Regional Sales Manager – Southeastern Division Industry Specialist. We agreed to pay Mr. Shields an annual compensation of $40,000, paid bi-weekly, plus commission on units sold through distributors, as well as on individual customers established by Mr. Shields and medical insurance. Additionally, Mr. Shields may receive cash incentives based on overall sales projection and performance of target goals listed in the agreement. The term of the agreement commenced on December 20, 2005 and will terminate on December 18, 2006.

Termination of Employment

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Consideration set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person’s employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person’s responsibilities following a change in control of the Company.

Director Compensation and Other Arrangements

All directors will be reimbursed for expenses incurred in attending Board or committee, when established, meetings. From time to time, certain directors who are not employees may receive shares of our common stock.

Compensation Committee

We currently do not have a compensation committee of the board of directors. Until a formal committee is established our entire board of directors will review all forms of compensation provided to our executive officers, directors, consultants and employees, including stock compensation.

Option Grants in Last Fiscal Year

No stock options were granted during fiscal year 2005. The Company issued restricted stock awards in lieu of stock options.

Long-Term Incentive Plan – Awards in Last Fiscal Year

No shares were issued to William E. Prince during the fiscal year 2005.

Name (a)	Number of shares, units or other rights (#) (b)	Performance or other period until maturity or payout (c)	Estimated future payouts under non-stock price-based plans
			Threshold ($ or #) (d)	Target ($ or #) (e)	Maximum ($ or #) (f)

William E. Prince	300,000 (1)	None	50,000 (2)	None	800,000 (3)

1.	Of the 300,000 shares 100,000 was issued as a sign-on bonus and 200,000 was issued as partial compensation for the fiscal year 2004.
2.	Threshold: Represents the number of shares issued quarterly as partial compensation for the fiscal year 2004.

3.

Maximum: Represents the number of shares remaining for future issuance for the next five years assuming we will continue to issue 50,000 shares to Mr. Prince per quarter. The term of Mr. Prince’s employment agreement began on January 1, 2004 and will end on December 31, 2009.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our independent auditors on accounting or financial disclosures.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Financial Statement of Integrated Environmental Technologies, Ltd. as of and for the Fiscal Years Ended December 31, 2005, and 2004:

Interim Financial Statements (Unaudited) of Integrated Environmental Technologies, Ltd. as of and for the Three Months Ended March 31, 2006:

CONDENSED CONSOLIDATED BALANCE SHEET	G-1
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS	G-2
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS	G-3
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS	G-4

(The Balance of This Page Intentionally Left Blank)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Integrated Environmental Technologies, Ltd.

We have audited the accompanying consolidated balance sheet of Integrated Environmental Technologies, Ltd. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Environmental Technologies, Ltd. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and had negative cash flows from operations that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Weaver & Martin LLC

Weaver & Martin LLC

Kansas City, Missouri

March 17, 2006

Integrated Environmental Technologies, Ltd.

and Subsidiary

Consolidated Balance Sheet

	December 31,
	2005	2004
Assets
Current Assets:
Cash	$ 122,870	$ 179,251
Cash, restricted	50,000	-
Accounts receivable	1,046	-
Inventory	156,539	66,102
Deposits and prepaid assets	115,372	84,915
Total current assets	445,827	330,268

Building	-	479,268
Equipment	13,045	11,289
Accumulated depreciation	(3,993)	(11,746)
Total building and equipment	9,052	478,811

Other asset-license agreement net of accumulated amortization of $11,865 and $6,780 at 12/31/05 and 12/31/04	63,136	68,220

	$ 518,015	$ 877,299
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$ 71,752	$ 85,717
Accrued liabilities	37,760	41,363
Current maturity of long-term debt	-	11,000
Notes payable	85,760	-
Total current liabilities	195,272	138,080
Long-term debt, net of current maturities	-	296,204

Stockholders' Equity
Common stock 200,000,000 shares authorized par value $0.001, 35,197,793 and 20,532,793 shares issued and outstanding at 12/31/05 and 12/31/04	35,198	20,533
Stock bought or earned not issued	-	900
Paid-in capital	3,760,984	2,397,104
Unamortized cost of stock & warrants issued for consulting	(49,096)	-
Retained earning (deficit)	(3,424,343)	(1,975,522)
Total stockholders' equity	322,743	443,015

Total liabilities and stockholders' equity	$ 518,015	$ 877,299

See notes to consolidated financial statements

Integrated Environmental Technologies, Ltd.

and Subsidiary

Consolidated Statement of Operations

	Year Ended December 31,
	2005	2004
Sales	$ 108,500	$ -
Cost of sales	61,000	-
Gross profit	47,500	-

Professional and administrative fees	585,559	794,550
Salary	442,496	412,875
Depreciation and amortization	17,865	16,535
Research & development	77,486	14,929
Office & miscellaneous expense	359,437	210,072
	1,482,843	1,448,961
Loss from operations	(1,435,343)	(1,448,961)

Other income (expense):
Interest income	-	804
Gain on the sale of the building	86,754	-
Interest expense	(100,232)	(13,368)
	(13,478)	(12,564)

Net loss	$ (1,448,821)	$ (1,461,525)

Net loss per share basic and diluted	$ (0.05)	$ (0.10)

Weighted average shares outstanding	27,363,382	15,333,640

See notes to consolidated financial statements.

Integrated Environmental Technologies, Ltd.

and Subsidiary

Consolidated Statement of Stockholders’ Equity

	Common Stock			Paid In Capital	Stock Bought or Earned Not Issued	Unamortized Consulting Cost	Retained Earnings (Deficit)	Total Stockholders’ Deficit
	Per Share	Shares	Amount
Balance January 1, 2004		5,068,743	$ 5,069	$ 812,980	$ 7,306	$ -	$ (513,997)	$ 311,358
Stock Sold	0.10	4,200,000	4,200	346,096	-	-	-	350,296
Stock bought not issued	0.10	7,306,050	7,306	-	(7,306)	-	-	-
Options exercised	0.10	500,000	500	49,500	-	-	-	50,000
Stock for employee services	0.32	530,500	531	168,740	-	-	-	169,271
Stock Sold	0.20	2,120,000	2,120	345,496	-	-	-	347,616
Stock bought not issued	0.20	-	-	29,850	150	-	-	30,000
Warrants issued for services		-	-	206,500	-	-	-	206,500
Stock issued for services	0.28	807,500	807	437,942	750	-	-	439,499
Net loss		-	-	-	-	-	(1,461,525)	(1,461,525)
Balance December 31, 2004		20,532,793	20,533	2,397,104	900	-	(1,975,522)	443,015
Stock Sold	0.08	12,702,793	12,705	983,040	-	-	-	995,745
Stock issued		900,000	900	-	(900)	-	-	-
Stock for employee services	0.28	10,000	10	2,790	-	-	-	2,800
Stock issued for services	0.30	1,050,000	1,050	318,450	-	(32,368)	-	287,132
Warrants issued for services		-	-	52,400	-	(16,728)	-	35,672
Beneficial conversion		-	-	7,200	-	-	-	7,200
Net loss		-	-	-	-	-	(1,448,821)	(1,448,821)
Balance December 31, 2005		35,197,793	$ 35,198	$ 3,760,984	$ -	$ (49,096)	$ (3,424,343)	$ 322,743

See notes to consolidated financial statements.

Integrated Environmental Technologies, Ltd.

and Subsidiary

Consolidated Statement of Cash Flows

	Year Ended December 31,
	2005	2004
Cash flows from operating activities:
Net loss	$(1,448,821)	$(1,461,525)

Adjustments to reconcile net loss to net cash used in operating activities -
Depreciation and amortization	17,865	16,535
Gain on sale of building	(86,754)	-
Stock issued for loan costs	6,000	-
Beneficial conversion	6,685	-
Warrants issued for services	35,672	206,500
Stock and warrants issued for services	283,932	608,769

Changes in operating assets and liabilities:
Cash, restricted	(50,000)	-
Accounts receivable	(1,046)	-
Inventory	(90,437)	(51,102)
Deposits and prepaid assets	(30,457)	(82,389)
Accounts payable	(13,965)	73,773
Accrued liabilities	(3,603)	41,363
Cash used in operating activities	(1,374,929)	(648,076)

Cash flows from investing activities:
Purchase of building and equipment	(1,756)	(487,010)
Proceeds from sale of building	545,488	-
Cash used in investing activities	543,732	(487,010)

Cash flows from financing activities:
Payments on long-term debt	(307,204)	(11,546)
Note payable, net	86,275	(5,000)
Increase in long-term debt	-	318,750
Proceeds from the sale of common stock	995,745	727,912
Cash provided by financing activities	774,816	1,030,116

Increase (decrease) in cash	(56,381)	(104,970)
Cash beginning of period	179,251	284,221
Cash end of period	$ 122,870	$ 179,251

Supplemental disclosure of cash flow information:
Cash paid for interest	$ 93,548	$ 13,368
Cash paid for income taxes	-	-

Noncash financing activities:
Stock and warrants issued for services	$ 374,700	$ 815,269

See notes to consolidated financial statements.

Integrated Environmental Technologies, Ltd.

Notes to Consolidated Financial Statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Description of Business

All of our current operations are conducted through I.E.T., Inc. our wholly owned subsidiary. I.E.T., Inc. currently operates through two divisions: the EcaFloTM Division and the Essential Oils Extraction Division. In our EcaFloTM Division we have a royalty-bearing license allowing us to utilize the patents and technical information to market, lease, sell, distribute and service licensed products throughout the United States. The licensed applications relate to recreational, residential and small business water purification units, the disinfection of storm water runoff and decontamination of well water. The essential oils extraction technology is associated with providing for an effective, low cost extraction of high value bioactive compounds and oils from plants and other sources.

Principles of Consolidation

Our consolidated financial statements include the accounts of our wholly owned subsidiary after elimination of intercompany transactions.

Basis of Presentation

We are no longer a development stage enterprise.

Accounting Estimates

The preparation of these consolidated financial statements requires the use of estimates by management in determining our assets, liabilities, revenue, and expenses and related disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, and notes payable. The fair value of these instruments approximates carrying value.

Concentration of Credit Risk

We sell products to customers in diversified industries and geographical regions. In 2005 three customers represented 46%, 28% and 19% of our revenues respectively. We continually evaluate the creditworthiness of our customers and we have not required collateral.

We evaluate the collectibility of accounts receivable on a combination of factors. Our policies require us to record a specific reserve if we become aware of anything that would cause us to question a specific customer’s inability to meet their financial obligations to us. We will record a specific reserve for bad debts to reduce a related receivable when we believe an amount is not collectible. We do not have any reserves for bad debt at December 31, 2005.

Revenue Recognition

We recognize sales revenue when title passes and all significant risks of ownership change, which occurs either upon shipment or delivery based on contractual terms.

Integrated Environmental Technologies, Ltd.

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and certificates of deposit that mature within three months of the date of purchase.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first out (FIFO) method. The inventory at December 31, 2005 consisted of materials.

Loss per Share

Basic and diluted loss per share was computed in accordance with Statement of Financial Accounting Standards No. 128. Basic loss per share is computed by dividing the net loss available to common stockholders (numerator) by the weighted average of common shares outstanding (denominator) during the period and excludes the potentially diluted common shares. Diluted net loss per share gives effect to all potential diluted common shares outstanding during a period. There were no potentially diluted common shares outstanding on December 31, 2005 and 2004.

Research and Development Costs

Research and development costs relating to both future and current products are charged to expense as incurred. These costs aggregated approximately $77,486 and $14,929 in 2005 and 2004, respectively.

Impairment of Long-lived assets

We review the carrying value of long-lived assets at each balance sheet date to determine if any impairment exists. Recoverability is assessed using undiscounted cash flows based upon historical results and current projections of earnings before interest and taxes. We measure impairment using discounted cash flows of future operating results based upon a rate that corresponds to our cost of capital. Impairments are recognized in operating results to the extent that carrying value exceeds discounted cash flows of future operations.

Income Taxes

We utilize the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rated in effect in the years in which the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts management considers to be more likely than not of realization in future periods.

Recent Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment, which revised SFAS No. 123 and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires that companies recognize compensation expense associated with grants of stock options and other equity instruments to employees in the financial statements. Compensation cost will be measured based on the fair value of the instrument on the grant date and will be recognized over the vesting period. This pronouncement applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date. We anticipate that the effect of adopting this statement will not have a material effect on the financial statements.

Integrated Environmental Technologies, Ltd.

Notes to Consolidated Financial Statements

Property and Equipment

Property and equipment are recorded at cost. Depreciation is on a straight-line method using the estimated lives of the assets (5-39 years). Expenditures for maintenance and repairs are charged to expense.

Amortization of the license agreement is on the straight-line method using the remaining life of the underlying patents of 177 months beginning at the date of the agreement.

Reclassifications

Certain reclassifications have been made to prior periods to conform to current presentations.

NOTE 2 - GOING CONCERN

Our financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Our ability to continue as a going concern is dependent upon us obtaining additional sources of capital or borrowings until the time when we are able to attain future profitable operations. The accompanying financial statements do not include any adjustments that might be necessary should the company be unable to continue as a going concern.

NOTE 3 - COMMON STOCK

In 2004 we issued 7,306,050 shares of our stock that was bought and not issued at the beginning of 2004.

In January 2004, a sale of 4,200,000 shares of common stock was made to accredited investors for a net purchase price of $350,296, all of which was paid in cash. The cost relating to the security sales was $69,024. Cost consisted of travel expenses by a stockholder who was assisting us in the sale of our stock and legal fees. There was no commission paid on the issuance and sale of the shares. On August 20, 2004 we issued one “A” warrant and one “B” warrant to the investors that purchased stock in the stock offering that commenced December 15, 2003 and closed on March 26, 2004. Each of the stockholders received one “A” warrant and one “B” warrant for every 10 shares of common stock they purchased. Each “A” warrant can be used to purchase a share of our common stock for a price of $.50 per share and the warrants expire December 31, 2006. Each “B” warrant can be used to purchase a share of our common stock for a price of $1.00 per share and expire on December 31, 2007.

In the fourth quarter of 2004, a sale of 2,270,000 shares of common stock was made to accredited investors for a total purchase price of $452,921, all of which was paid in cash. The price of the stock that was sold was $.20 per share. Each share purchased included an “A’ warrant that allowed for the purchase of a share of our common stock for $.50 per share until December 31, 2006 and a “B” warrant that allowed for the purchase of a share of our common stock at a price of $1.00 per share until December 31, 2007. There was no commission paid on the issuance and sale of the shares. The costs relating to the sale totaled $75,305, which consisted of legal costs, and travel costs relating to a stockholder that was involved in raising capital. The net amount of the proceeds was $377,616. 150,000 shares were not issued at December 31, 2004 and the par value of the stock of $150 was recorded at December 31, 2004 as stock bought or earned not issued.

During fiscal 2004 we issued 530,500 shares of our stock to employees. The value of our stock on the date of issue was a weighted average price of $.32 per share. We recorded as wage expense $169,271 that was the fair market value of the stock issued.

Integrated Environmental Technologies, Ltd.

Notes to Consolidated Financial Statements

During fiscal 2004 we issued 807,500 shares to consultants and to non-employee Directors of the Company. 50,000 shares of our stock were issued to Mr. Goran Blagojevic, a consultant to us. 2,500 shares each (total 7,500 shares) were issued to the three outside Directors. 1,000,000 shares were earned (500,000 shares not issued at December 31, 2004 and the par value of this stock of $500 was recorded as stock bought or earned not issued) by XXR Consulting Inc (XXR). XXR entered into an agreement with us on December 8, 2004 to provide consulting services relating to public and investor relations, planning and plans for raising capital for a six-month period. 500,000 shares were earned (250,000 shares not issued at December 31, 2004 and the par value of $250 was recorded as stock bought or earned not issued) by Mr. Joseph Schmidt. Mr. Schmidt entered into an agreement with us on December 5, 2004 to provide consulting services relating to acquisition and business opportunities, marketing and plans for raising capital for a six-month period. The value of the stock at the date of issue was a weighted average price of $.28 per share. We recorded as professional fees expense $439,500 that was the fair market value of the stock issued and earned.

In 2005 we issued 900,000 shares of our stock for previous earned not issued.

We sold 205,000 shares of our common stock in the first quarter of 2005 for a net amount of $41,000. Each share purchased included an “A’ warrant that allowed for the purchase of a share of the our common stock for $0.50 per share until December 31, 2006 and a “B” warrant that allowed for the purchase of a share of our common stock at a price of $1.00 per share until December 31, 2007.

We sold 3,000,000 shares of our common stock in the second quarter of 2005 for $225,000 and 8,000,000 shares of our common stock in the third quarter for $600,000. The cost of the offering consisted of attorney fees of $75,000, accounting fees of $9,500 and out of pocket costs for travel of $10,755. These costs were offset to the paid in capital on the transaction. Our net cash proceeds from this offering were $718,745. Each share purchased included a “C’ warrant that allowed for the purchase of a share of its common stock for $0.25 per share until December 31, 2008.

We sold 1,500,000 shares for $225,000. There were no costs associated with that sale.

On March 18, 2005, we issued 10,000 shares to an employee. The value of the stock on the date of issue was $0.28 per share and was recorded as wage expense $2,800.

On March 29, 2005, we agreed to issue 850,000 shares of its common stock to a stockholder for services rendered by the stockholder and recorded a cash receipt of $42,500. The value of the transaction resulted in professional fee expense totaling $127,500.

A consultant returned 500,000 shares to us in the second quarter as required by its contract. The shares were cancelled.

On July 21, 2005, we issued 400,000 shares of our common stock to CEOcast, Inc. pursuant to an agreement to provide investor relations services for a six-month period. The value of the stock on the date of the agreement was $0.22 per share. The consulting cost was valued at $88,000 and it will be amortized over the life of the agreement. At December 31, 2005, the remaining unamortized consulting cost was $9,778 and for the year ended December 31, 2005 we expensed $78,222 as professional fees.

On September 20, 2005, we entered into a translation and business consulting agreement with Mr. Goran Blagojevic. The term of the agreement was for five months, later extended for an additional 3 months. Mr. Blagojevic received 200,000 shares of our common stock and 200,000 “A” warrants. The value of the stock on the date of the agreement and the date of the extension was used to value the stock. The stock value was $45,500 and this was recorded as unamortized consulting cost. The value of the

Integrated Environmental Technologies, Ltd.

Notes to Consolidated Financial Statements

warrants was $24,000 as determined by the Black-Scholes pricing model. We are amortizing the consulting cost over the period of the contract and for the year ended December 31, 2005 we recorded $31,182 as professional fee expense. The unamortized consulting cost at December 31, 2005 was $39,318.

On August 8, 2005, we entered into a consulting agreement with Dr. Richard Maas whereby he agreed to provide technical and scientific consulting services to the Company in order to assist in marketing and developing its products. We issued 50,000 shares of common stock to Mr. Maas and the value of the contract was based on the price of its shares on the day the contract was signed. We recorded as consulting cost $10,000.

We issued 50,000 shares of our common stock to United Capital Group (see Note 8) that had a value of $6,000 based on the value the stock was trading on the date of the agreement. This was recorded as a loan fee and will be amortized over the life of the loan. For the year ended December 31, 2005 the amortization of the loan fee totaled $5,570.

We have a Consultant and Employee Stock Compensation Plan dated August 27, 2003 that provides the maximum number of shares we can issue pursuant to that plan of 2,500,000. At December 31, 2005 we have granted 2,398,000 shares under this plan. We have a Consultant and Employee Stock Compensation Plan dated January 21, 2004, amended December 31, 2004 that provides the maximum number of shares we can issue pursuant to that plan of 4,500,000. At December 31, 2005 we have granted 500,000 shares under this plan.

NOTE 4 - OPTIONS AND WARRANTS

We have an option plan that provides for 2,000,000 options that can be granted. At December 31, 2005 no options have been granted under this plan.

On August 20, 2004 we issued 1,000,000 warrants to purchase our common stock at a price of $.25 per share to Mr. Gary Grieco. Using the Black-Scholes fair market value pricing model using the assumptions of share price $.44: volatility 94%: yield rate 0%: and an interest rate of 1.70% we determine the value of the options were $206,500. We recorded as a professional fee the value of the options with an offsetting amount recorded as paid-in capital. The options expired unexercised on December 31, 2004.

On August 27, 2003, we issued a warrant to purchase 500,000 shares of common stock at $0.10 per share to Stoecklein Law Group (SLG) for partial payment of professional services. On January 5, 2004 the warrants were exercised. We had a $50,000 payable recorded as due to SLG and this was used for the exercise price of the warrants.

We issued 100,000 warrants on May 18, 2005 to purchase common stock at a price of $0.23 for a period of two years pursuant to an agreement in which we entered into a joint marketing venture. The value of the warrants was $24,000 as determined by the Black-Scholes pricing model and this was recorded as a professional fee.

On September 19, 2005, we issued 50,000 warrants to Mr. Joseph Schmidt to extend his consulting agreement for an additional month. The value of the warrants was $7,500 as determined by the Black-Scholes pricing model and this was recorded as a professional fee.

We issued 50,000 warrants on December 16, 2005 to IBG NY, LLC to purchase common stock at a price of $.20 for a period of three year pursuant to an agreement to assist us in raising capital. The value of the warrants was $3,100 as determined by the Black-Scholes pricing model and this was recorded as a professional fee.

Integrated Environmental Technologies, Ltd.

Notes to Consolidated Financial Statements

The weighted average of the assumptions used to value the warrants in 2005 were: Interest rate-3.99%, Days to expiration-507, Stock price $.22, Strike price-$.35, Volatility-163%, Yield-0%.

At December 31, 2005 we had outstanding 3,415,000 “A” warrants with an exercise price of $.50 per share expiring December 31, 2006, 3,215,000 “B” warrants with an exercise price of $1.00 per share expiring December 31, 2007 and 5,500,000 “C” warrants with an exercise price of $.25 per share expiring December 31, 2008.

A summary of stock options and warrants is as follows:

	Options	Average Price	Warrants	Average Price
Outstanding 1/1/04	--	--	500,000	$.10
Granted	--	--	7,020,000.68
Cancelled	--	--	(1,000,000)	.03
Exercised	--	--	(500,000)	.10
Outstanding12/31/04	--	--	6,020,000	$.75

Outstanding 1/1/05	--	--	6,020,000	$.75
Granted	--	--	6,310,000.29
Cancelled	--	--	--	--
Exercised	--	--	--	--
Outstanding12/31/05	--	--	12,330,000	$.51

NOTE 5 - LICENSE AGREEMENTS

On October 14, 2003, the Company’s wholly owned subsidiary IET entered into an agreement with SPDG Naturol Ltd. to pursue the development of a process for extracting oils from botanicals.

On September 4, 2003, the Company's wholly-owned subsidiary entered into a license agreement with Electro-Chemical Technologies, Ltd. (licensor) and Laboratory of Electrotechnology Ltd. (supplier) whereby the Company has an exclusive, royalty-bearing license under the patents and the technical information to purchase, manufacture/assemble (with the exceptions of flow-through electrolytic modules FEM), market, lease, sell, distribute and service Licensed Products throughout the territory for use in licensed applications, provided, however, that license/supplier shall retain the exclusive right to manufacture/assemble FEM's and to supply FEM's to licensee. The license period goes through the date of the last expiration of the patent of the technology (5/2018). A fee of $75,000 was paid for the agreement and that fee will be amortized over the period of September 2003 through May 2018. There will be a royalty of 8% of the net sales price due on any sales made by the Company. The amortization expense for the period ended December 31, 2005 and 2004 was $5,085.

NOTE 6 - RELATED PARTY TRANSACTIONS

In 2004 one of our stockholders loaned us $25,000 on a demand note. The loan and interest of $414 was repaid by December 31, 2004. In 2005 we loaned a stockholder $22,500 on a demand note with interest at 6%. At December 31, 2005 the loan was unpaid (see Note 9). We have consulting agreements with stockholders who provide marketing and management services for us in exchange for company stock,

Integrated Environmental Technologies, Ltd.

Notes to Consolidated Financial Statements

warrants and cash payments. Total amounts expensed made under these agreements for 2005 were $299,904.

NOTE 7 - LONG-TERM DEBT

We had a mortgage on our building that was a long-term debt and the mortgage was paid when the building was sold.

NOTE 8 - NOTES PAYABLE

We borrowed $50,000 from United Capital Group, Inc. on February 1, 2005 with repayment due February 16, 2005. We subsequently repaid $14,000 and the current balance due is $36,000. The note has an interest rate of 6%. On June 16, 2005, the Company entered into a promissory note agreement to extend the maturity to January 16, 2006. As a part of the agreement the note holder has the ability to convert the note into shares of our common stock. At the option of the holder any amounts owed under the promissory note that are not paid in full may be converted into shares of the common stock at the rate of one share for each $.10 of indebtedness converted. At the date the agreement was signed our stock was trading at $0.12 per share. There was a beneficial conversion of $7,200 based on the difference between the trading price and the conversion price. The beneficial conversion will accrete over the life of the loan. For the year ended December 31, 2005 the interest accretion was $6,685. The note payable balance net of the remaining beneficial conversion at December 31, 2005 was $35,485. As an inducement to United Capital Group we agreed to issue to them 50,000 shares of our common stock that had a value of $6,000 based on the value the stock was trading on the date of the agreement. This was recorded as a loan fee and will be amortized over the life of the loan. For the year ended December 31, 2005 the amortization of the loan fee totaled $5,570.

We borrowed $25,000 from one of our stockholders on March 28, 2005 on a demand note with an interest rate of 6%. At December 31, 2005 the loan had been repaid.

We have a line of credit from Crescent bank in the amount of $50,250 with interest at prime plus 1%. The bank requires that we maintain a balance in a restricted account totaling $50,000. At December 31, 2005 the line of credit was $50,250.

On April 29, 2005, we borrowed $150,000 from DaVinci-Franklin Fund I, LLC. a stockholder. The loan was paid when the building was sold. There was an initial loan fee of $7,500 paid at the date of the loan and interest paid was $60,000.

NOTE 9 - DEPOSITS AND PREPAID ASSETS

	December 31,
	2005	2004
Deposit for extraction plant	$84,000	$84,000
Prepaid asset	9,372	915
Note receivable from stockholder	22,500	--
	$115,372	$84,915

We have recorded a deposit of $84,000 paid to SPDG Naturol Ltd, not related to any of our companies, for an extraction plant with a capacity of 150 Liter. We have not received this plant as of December 31, 2005 because of inadvertent delays.

We have prepaid rent in 2005 that is for January and prepaid insurance in 2004 relating to our building.

Integrated Environmental Technologies, Ltd.

Notes to Consolidated Financial Statements

NOTE 10 - SALE OF OUR BUILDING

We sold our building in 2005 and recorded a gain on the sale net of all costs of $86,754.

NOTE 11 - INCOME TAXES

Deferred income taxes are determined based on the tax effect of items subject to differences in book and taxable income. The Company had no income tax provision for the years ended December 31, 2005 and 2004. There is approximately $3,170,000 of net operating loss carry-forwards, which expires in 2017-2020. The net deferred tax is as follows:

	Year ended December 31,
Non-current deferred tax asset (liabilities):	2005	2004
Net operating loss carry-forward	$ 1,110,000	$ 600,000
Valuation allowance	(1,110,000)	(600,000)
Total deferred tax net	$ --	$ --

A reconciliation of the provision for income taxes to the statutory federal rate for continuing operations is as follows:

	2005	2004
Statutory federal income tax rate	(34.0%)	(34.0%)
Non deductible expense	1.0%	0.0%
Change in valuation allowance	33.0%	34.0%
Effective tax rate	0.0%	0.0%

NOTE 12 - COMMITMENTS AND CONTINGENCIES

We executed a lease for our office and manufacturing facilities in December of 2005. This is a three-year lease with renewal options. Future rent payments on non-cancelable operating leases with an initial or remaining term of greater than one year is as follows: 2006- $73,791; 2007 and 2008 - $71,791 per year.

Index to

Integrated Environmental Technologies, Ltd. Unaudited Financial Statements

Condensed Consolidated Balance Sheet at March 31, 2006	G-1

Condensed Consolidated Statement of Operations for Quarter Ended March 31, 2006 and 2005	G-2

Condensed Consolidated Statement of Cash Flows for Quarter Ended March 31, 2006 and 2005	G-3

Notes to Condensed Consolidated Financial Statements	G-4

Integrated Environmental Technologies, Ltd.

Condensed Consolidated Balance Sheet

March 31, 2006
(Unaudited)
Assets
Current Assets:
Cash	$ 104,249
Accounts receivable	14,688
Inventory	148,340
Deposits and prepaid assets	137,762
Total current assets	405,039

Equipment:
Equipment	14,695
Accumulated depreciation	(4,645)
Total equipment	10,050

Other assets:
License agreement net of accumulated amortization of $13,136	61,864
$ 476,953
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$ 193,717
Accrued liabilities	30,109
Notes payable	86,275
Total current liabilities	310,101

Stockholders' Equity
Common stock 200,000,000 shares authorized par value $.001, 36,697,793 shares issued and outstanding	36,698
Unamortized cost of stock and warrants issued for services	(12,908)
Paid-in-capital	3,884,484
Retained deficit	(3,741,422)

Total stockholders' equity	166,852
Total liabilities and stockholders' equity	$ 476,953

See notes to condensed consolidated financial statements

Integrated Environmental Technologies, Ltd.

Condensed Consolidated Statement of Operations

Unaudited

	Three Months Ended March 31,
	2006	2005
Sales	$ 112,976	$ 61,370
Cost of goods sold	37,682	30,075
Gross profit	75,294	31,295

Professional and administrative fees	146,101	213,056
Salary	134,618	81,641
Depreciation and amortization	2,354	4,932
Research and development	1,043	14,500
Office & miscellaneous expense	104,073	75,430
Total operating expense	388,189	389,559

Loss from operations	(312,895)	(358,264)

Other (income) expense:
Interest income	(418)	(500)
Interest expense	4,602	4,724
Total other expense	4,184	4,224

Net loss	$ (317,079)	$ (362,488)

Net loss per share basic and diluted	$ (0.01)	$ (0.02)

Weighted average shares outstanding	35,281,126	18,839,585

See notes to condensed consolidated financial statements

Integrated Environmental Technologies, Ltd.

Condensed Consolidated Statement of Cash Flows

Unaudited

	Three Months Ended March 31,
	2006	2005
Cash flows from operating activities:
Net loss	$ (317,079)	$ (362,488)
Adjustments to reconcile net loss to net cash used in operating activities -
Depreciation and amortization	1,924	4,933
Amortization of stock & warrants issued for consulting	36,188	-
Beneficial conversion	515	-
Stock issued for services	-	130,300
Changes in operating assets and liabilities:
Cash restricted	50,000	-
Accounts receivable	(13,642)	(31,384)
Inventory	8,199	(4,845)
Deposits and prepaid assets	(22,390)	915
Accounts payable	121,965	(2,565)
Accrued liabilities	(7,651)	83,087
Cash used in operating activities	(141,971)	(182,047)
Cash flows from investing activities:
Purchase of equipment	(1,650)	(1,586)
Cash used in investing activities	(1,650)	(1,586)
Cash flows from financing activities:
Payments on long-term debt	-	(2,825)
Bank line of credit, net	-	30,000
Increase in notes payable, net	-	65,000
Proceeds from the sale of common stock	125,000	83,500
Cash provided by financing activities	125,000	175,675
Decrease in cash	(18,621)	(7,958)
Cash beginning of period	122,870	179,251
Cash end of period	$ 104,249	$ 171,293

Supplemental disclosure of cash flow information:
Cash paid for interest	$ 1,795	$ 4,724

Noncash financing activities:
Stock issued to employees	$ -	$ 2,800

See notes to condensed consolidated financial statements

Integrated Environmental Technologies, Ltd.

Notes to Consolidated Financial Statements

Note 1 - Basis of Presentation

The unaudited condensed financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation. All such adjustments are of a normal recurring nature. The results of operations for the interim period are not necessarily indicative of the results to be expected for a full year. Certain amounts in the prior year statements have been reclassified to conform to the current year presentations. The statements should be read in conjunction with the financial statements and footnotes thereto included in our Form 10-KSB for the year ended December 31, 2005.

The financial statements include our wholly owned subsidiary. All significant inter-company transactions and balances have been eliminated.

Note 2 - Going Concern

The accompanying condensed consolidated financial statements have been prepared assuming that we will continue as a going concern. Our ability to continue as a going concern is dependent upon attaining profitable operations based on the development of products that can be sold. We intend to use borrowings and security sales to mitigate the effects of our cash position, however, no assurance can be given that debt or equity financing, if and when required, will be available. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should we be unable to continue in existence.

Note 3 – Notes payable

We borrowed $50,000 from United Capital Group, Inc. on February 1, 2005, with repayment due February 16, 2005. On June 16, 2005 we entered into a promissory note agreement to extend the maturity to January 16, 2006. The balance at March 31, 2006 is $36,000 and the interest rate is 6%. As of March 31, 2006, the note was in default.

We have a line of credit from Crescent Bank in the amount of $50,275 with interest at prime plus 1%. At March 31, 2006, the line of credit balance outstanding was $50,275.

Note 4 – Common stock and warrants

On July 21, 2005, we issued 400,000 shares of our common stock to CEOcast, Inc. pursuant to an agreement to provide investor relation services for a six-month period. The value of the stock on the date of the agreement was $.22 per share. The consulting cost was valued at $88,000 and will be amortized over the life of the agreement. At March 31, 2006, we had no remaining unamortized consulting cost. We recorded $9,778 of professional fees during the quarter ended March 31, 2006 relating to this transaction.

On September 20, 2005, we entered into a translation and business consulting agreement with Mr. Goran Blagojevic. The term of the agreement was for five months, later extended for an additional 3 months. Mr. Blagojevic received 200,000 shares of our common stock and 200,000 “A” warrants. The value of the stock on the date of the agreement and the date of the extension was used to value the stock. The stock value was $45,000 and this was recorded as unamortized consulting cost. The value of the warrants was $24,000 as determined by the Black-Scholes pricing model. We are amortizing the consulting cost over the period of the contract. We recorded $26,400 of professional fees for the quarter ended March 31, 2006 relating to this transaction. The Unamortized consulting cost at March 31, 2006 was $12,908.

Integrated Environmental Technologies, Ltd.

Notes to Consolidated Financial Statements

During the quarter ended March 31, 2006, we sold 500,000 shares of our common stock for $.10 per share and 1,000,000 shares for $.075 per share. We also received $75,000 on a convertible note that had 1,000,000 shares (price of $.075 per share) of our stock issued to the lendor on the day the note was executed. The shares equaled the conversion price and we recorded this as a conversion.

At March 31, 2006, we had the following options and warrants outstanding:

“A” Warrants-	3,415,000 to purchase stock at $0.50 per share
“B” Warrants-	3,215,000 to purchase stock at $1.00 per share
“C” Warrants-	5,500,000 to purchase stock at $0.25 per share
Other Warrants-	100,000 to purchase stock at $0.23 per share
50,000 to purchase stock at $0.20 per share
50,000 to purchase stock at $0.15 per share

Note 5-License agreement

On September 4, 2003, the Company entered into a license agreement with Electro-Chemical Technologies, Ltd. (licensor) and Laboratory of Electrotechnology Ltd (supplier) whereby the Company has an exclusive, royalty-bearing license under the patents and the technical information to purchase, manufacture/assemble (with the exceptions of flow-through electrolytic modules or FEMs), market, lease, sell, distribute and service Licensed Products throughout the territory for use in licensed applications, provided, however, that licensor/supplier shall retain the exclusive right to manufacture/assemble FEMs and to supply FEMs to licensee. The license period goes through the date of the last expiration of the patent of the technology (5/2018). A fee of $75,000 was paid for the agreement and the fee is amortized over the period of September 2003 through May 2018. There will be a royalty of 8% of the net sales price due on any sales made by the Company. The amortization for the quarter ended March 31, 2006 was $1,272.

Note 6-Deposits

We have recorded a deposit of $84,000 paid to SPDG Naturol Ltd, not related to any of our companies, for an extraction plant with a capacity of 150 liters. We have not received this plant as of March 31, 2006.

Note 7-Related party transactions

We entered into a consulting agreement on August 1, 2005 with a shareholder for the purpose of raising capital. The agreement is for one year and monthly payments will be $2,500.

In 2005, we loaned a stockholder $22,500 on a demand note with interest at 6%. The outstanding balance was $20,000 as of March 31, 2006.

Note 8 –Commitments and contingencies

We executed a lease for our office and manufacturing facilities in December of 2005. This is a three-year lease with renewal options. Future rent payments on non-cancelable operating leases with an initial or remaining term of greater than one year is as follows: 2006 - $73,791; 2007 - $71,791; and 2008 - $71,791.

Note 9- Subsequent Event

Subsequent to March 31, 2006, we sold 2,356,250 shares of our common stock for $0.08 per share.

No dealer, salesman or any other person has been authorized to give any information or to make any representation other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the shares of common stock offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the shares of a common stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances create any implication that information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

Dealer Prospectus

Delivery Obligation

Until _________, 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

___________, 2006

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.
_____________________ TABLE OF CONTENTS

Prospectus Summary...

Summary Financial Information...

Risk Factors...

About This Prospectus

Available Information

Special Note Regarding Forward-Looking Information

Use of Proceeds...

Plan of Distribution...

Legal Proceedings...

Directors, Executive Officers, Promoters and Control Persons...

Security Ownership of Beneficial Owners and Management ...

Description of Securities...

Interest of Names Experts and Counsel...

Disclosure of Commission Position on Indemnification for Securities Act Liabilities...

Description of Business...

Management’s Discussion and Analysis of Financial Condition and Results of Operations...

Description of Property...

Certain Relationships and Related Transactions...

Market for Common Equity and Related Stockholder Matters...

Executive Compensation...

Changes in and Disagreements with Accountants...

Audited Financial Statements for the Years Ended

December 31, 2005 and 2004...

Independent Auditors Report...

Balance Sheet...

Statement of Operations...

Statement of Shareholders’ Equity...

Statement of Cash Flows ...

Notes to Financial Statements...

Unaudited Financial Statements for the Six Months

Ended March 31, 2006..

Balance Sheet...

Statement of Operations...

Statement of Shareholders’ Equity...

Statement of Cash Flows ...

Notes to Financial Statements...

Page 1 4 5 8 8 9 9 16 18 19 21 23 24 24 25 36 46 47 47 49 52 F-1 F-2 F-3 F-4 F-5 F-6 G-1 G-2 G-3 G-4 G-5

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

None of our directors will have personal liability to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Certificate of Incorporation limiting such liability. The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or, (iv) for any transaction from which the director derived an improper personal benefit.

The Bylaws provide for indemnification of the directors, officers, and employees of Integrated Environmental Technologies, Ltd. in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees of Integrated Environmental Technologies, Ltd. if they were not engaged in willful misfeasance or malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation. The Bylaws, therefore, limit the liability of directors to the maximum extent permitted by Delaware law (Section 145).

Our officers and directors are accountable to us as fiduciaries, which means they are required to exercise good faith and fairness in all dealings affecting us. In the event that a stockholder believes the officers and/or directors have violated their fiduciary duties to us, the stockholder may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce the stockholder’s rights, including rights under certain federal and state securities laws and regulations to recover damages from and require an accounting by management. Stockholders who have suffered losses in connection with the purchase or sale of their interest in Integrated Environmental Technologies, Ltd. in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of these securities, may be able to recover such losses from us.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses payable by the Company in connection with the sale and distribution of the shares registered hereby.

SEC Registration Fee	$1,019.29
Accounting Fees and Expenses	15,000
Legal Fees and Expenses	75,000
Printing Expenses	3,000
Miscellaneous Expenses	5,980.71

Total	$100,000

RECENT SALES OF UNREGISTERED SECURITIES

We sold and issued the following securities during the past three years that were not registered under the Securities Act of 1933, as amended:

Reverse Split

On July 22, 2002, we effectuated a 1 for 5 reverse stock split (for every 5 shares currently owned, each stockholder received 1 share) of all of our issued and outstanding common stock as of the close of business on July 22, 2002.

Equity-for-Debt Exchange

In February 2004, we issued 2,556,052 shares of common stock to 3GC Ltd. pursuant to an Equity-for-Debt Exchange Agreement, wherein we agreed to exchange $255,605.14 of current notes we held payable to 3GC for 2,556,052 shares of common stock. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

Issuances to Officers, Directors and Employees

On March 10, 2004, we issued 100,000 shares of common stock to William E. Prince, the President of the Company, as a sign on bonus for serving as an officer and director of the Company. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On March 10, 2004, we issued 50,000 shares of common stock to Marion C. Sofield, the Secretary of the Company, as a sign on bonus for her serving as Executive Vice President of I.E.T., Inc. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On July 15, 2004, we issued a total of 7,500 shares of common stock to our Directors of the Company (2,500 shares each) excluding Executive Officers for attending our board meeting immediately following our annual meeting of stockholders on April 23, 2004. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On July 15, 2004, we issued 100,000 shares of common stock to William E. Prince, the President of the Company, as compensation for the first and second quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On July 15, 2004, we issued 50,000 shares of common stock to Marion C. Sofield, the Secretary of the Company, as compensation for the first and second quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On July 15, 2004, we issued a total of 30,000 shares of common stock to Sherwood L. Jones, 25,000 shares as a sign on bonus for serving as Sr. Vice President, Business Acquisitions of I.E.T., Inc., and 5,000 shares as compensation for the second quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On July 15, 2004, we issued a total of 7,500 shares of common stock to Rebecca K. Grieco, 5,000 shares as a sign on bonus for serving as an employee for I.E.T., Inc. and 2,500 shares as compensation for the second quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On August 10, 2004, we issued 10,000 shares of common stock to Les Birtchet as a sign on bonus for serving as part-time Industrial Engineer/Production Manager for I.E.T., Inc. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On October 4, 2004, we issued 50,000 shares of our restricted common stock to William E. Prince, the President of the Company, as partial compensation for the third quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On October 4, 2004, we issued 25,000 shares of our restricted common stock to Marion C. Sofield, the Secretary of the Company, as partial compensation for the third quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On October 4, 2004, we issued 5,000 shares of our restricted common stock to Sherwood L. Jones, Sr. Vice President, Business Acquisitions of I.E.T., Inc. as partial compensation for the third quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On October 4, 2004, we issued 2,500 shares of our restricted common stock to Rebecca K. Grieco, employee for I.E.T., Inc., as partial compensation for the third quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On October 4, 2004, we issued 1,500 shares of our restricted common stock to Stuart Emmons, Production Manager and Chief Engineer for I.E.T., Inc., as partial compensation for the third quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On November 15, 2004, we issued 15,000 shares of our restricted common stock to Stuart Emmons, Production Manager and Chief Engineer for I.E.T., Inc., as compensation for his completion of certain services pursuant to his employment agreement with I.E.T., Inc. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 30, 2004, we issued 50,000 shares of our restricted common stock to William E. Prince, the President of the Company, as partial compensation for the fourth quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 30, 2004, we issued 25,000 shares of our restricted common stock to Marion C. Sofield, the Secretary of the Company, as partial compensation for the fourth quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 30, 2004, we issued 5,000 shares of our restricted common stock to Sherwood L. Jones, Sr. Vice President, Business Acquisitions of I.E.T., Inc., as partial compensation for the fourth quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 30, 2004, we issued 2,500 shares of our restricted common stock to Rebecca K. Grieco, employee for I.E.T., Inc., as partial compensation for the fourth quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 30, 2004, we issued 1,500 shares of our restricted common stock to Stuart Emmons, Production Manager and Chief Engineer for I.E.T., Inc., as partial compensation for the fourth quarter. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On March 18, 2005, we issued 10,000 shares of our restricted common stock to Steve Johnson as a sign-on bonus pursuant to his employment agreement dated February 10, 2005. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

Issuances to Consultants

On September 7, 2004, we issued 50,000 shares of common stock to Goran Blagojevic as payment for consulting services. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 28, 2004, we issued 500,000 shares of our restricted common stock to XXR Consulting Inc. pursuant to its consulting agreement dated December 8, 2004. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 28, 2004, we issued 125,000 shares of our restricted common stock to Joseph Schmidt pursuant to his consulting agreement dated November 18, 2004. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On December 28, 2004, we issued 125,000 shares of our restricted common stock to United Capital Group, Inc. in accordance with Mr. Schmidt’s request pursuant to his consulting agreement dated November 18, 2004. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On February 2, 2005, we issued 500,000 shares of our restricted common stock to XXR Consulting Inc. pursuant to its consulting agreement dated December 8, 2004. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). The consultant subsequently returned the 500,000 shares to us as provided by the agreement.

On February 2, 2005, we issued 125,000 shares of our restricted common stock to Joseph Schmidt pursuant to his consulting agreement dated November 18, 2004. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On February 2, 2005, we issued 125,000 shares of our restricted common stock to United Capital Group, Inc. in accordance with Mr. Schmidt’s request pursuant to his consulting agreement dated November 18, 2004. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On May 16, 2005, we issued 850,000 shares of our common stock to a consultant and a current stockholder of the Company for services rendered. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On August 10, 2005, we issued 50,000 shares of our common stock to Richard Maas pursuant to his consulting agreement dated August 9, 2005. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On August 16, 2005, we issued 400,000 shares of our restricted common stock to CEOcast Inc. pursuant to its consulting agreement dated July 21, 2005. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On September 30, 2005, we issued 100,000 shares of our restricted common stock to Goran Blagojevic and 50,000 shares to Anna Gozzi as instructed by Goran, pursuant to its consulting agreement dated September 20, 2005. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On October 24, 2005, we issued 50,000 shares of our restricted common stock to Goran Blagojevic pursuant to an addendum to translation agreement dated September 29, 2005. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

Other Issuances and Sales

Effective January 17, 2002, we completed the tri-party merger between our subsidiary and Naturol, Inc., whereby we issued 50,000,009 shares of our common stock in exchange for 100% of Naturol’s outstanding common stock. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

In August of 2003, we sold 1,450,000 shares of common stock to 4 accredited investors for a total purchase price of $145,000, all of which was paid in cash. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The shares issued were directly from us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares.    The shares were issued on March 10, 2004.

From December 2003 through March of 2004, we sold 7,500,000 shares of common stock to 52 accredited investors for a total purchase price of $750,000, all of which was paid in cash. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The shares issued were directly from us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares.

From April 2004 through March 2005, we sold 99 units consisting of 2,475,000 shares of restricted common stock, 2,475,000 series A warrants ($0.50 per share, exercisable until December 31, 2006) and 2,475,000 series B warrants ($1.00 per share, exercisable until December 31, 2007) to 32 accredited investors for a total price of $493,921, all of which was paid in cash. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The shares issued were directly from us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares.

From June 2005 through September 2005, we sold 110 units consisting of 11,000,000 shares of restricted common stock and 5,500,000 series C warrants ($0.25 per share, exercisable until December 31, 2008) to 30 accredited investors for a total price of $825,000, all of which was paid in cash. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The shares issued were directly from us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares. Pursuant to the investors subscription agreements we agreed to prepare and file with the SEC no later than September 30, 2005, a registration statement of Form SB-2. In the event that we fail to file a Registration Statement by September 30, 2005, a 250,000 common shares penalty shall be levied for each 30-day delay.

On July 13, 2005, we issued 50,000 shares of our common stock to United Capital Group, Inc. pursuant to the note payable dated June 16, 2005. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

In September 2005, we sold 30 units consisting of 1,500,000 shares of restricted common stock to 2 accredited investors for a total price of $225,000, all of which was paid in cash. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The shares issued were directly from us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to issuing the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares. We issued the 1,500,000 shares on September 30, 2005.

In February 2006, we sold 500,000 shares of our restricted common stock at $0.10 per share to 3 accredited investors for a total purchase price of $50,000, all of which was paid in cash. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The shares were sold directly by us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to the sale of the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares. The 500,000 shares were issued on March 27, 2006.

On March 27, 2006, we issued 1,000,000 shares of our restricted common stock to Hope Capital to be held as collateral against a promissory note in the amount of $75,000, dated March 27, 2006. We believe that the issuance of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2). Subsequent to March 31, 2006, Hope Capital converted the note and retained the 1,000,000 shares.

Between April and May 2006, we sold 2,356,250 shares of our restricted common stock at $0.08 per share to 11 accredited investors for a total purchase price of $188,500, all of which was paid in cash. We believe that the issuance and sale of the shares was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506. The shares were sold directly by us and did not involve a public offering or general solicitation. The recipients of the shares were afforded an opportunity for effective access to files and records of the Company that contained the relevant information needed to make their investment decision, including the financial statements and 34 Act reports. We reasonably believed that the recipients, immediately prior to the sale of the shares, had such knowledge and experience in our financial and business matters that they were capable of evaluating the merits and risks of their investment. The recipients had the opportunity to speak with our management on several occasions prior to their investment decision. There were no commissions paid on the issuance and sale of the shares.

Issuances of Warrants and Options

On August 27, 2003, we issued a warrant to purchase 500,000 shares of our common stock at $0.10 per share to Stoecklein Law Group for partial payment of professional services in assisting us with our public filing requirements, valued at $17,500. On January 13, 2004, Stoecklein Law Group exercised its warrants and on January 22, 2004 we filed an S-8 Registration with the Securities and Exchange Commission registering the 500,000 shares of common stock issued to Stoecklein Law Group. We believe that the issuance of the warrants was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On August 20, 2004, we issued a warrant to purchase 1,000,000 shares of restricted common stock at $0.25 per share to Gary J. Grieco for his continued consulting efforts. The warrant expired on December 31, 2004. We believe that the issuance of the warrants was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

In conjunction with the $0.10 private placement completed in March of 2004, we issued each investor 1 series A warrant ($0.50 per share, exercisable until December 31, 2006) and 1 series B warrant ($1.00 per share, exercisable until December 31, 2007) for every ten shares of common stock held. We believe that the issuance of the warrants was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Regulation D Rule 506.

Pursuant to Mr. Allan C. Jackson’s consulting agreement dated May 18, 2005, we issued 100,000 warrants to purchase shares of our restricted common stock at $0.24 per share to him for his introduction which resulted in a joint marketing agreement between us and Biophage Pharma, Inc. The term of the warrants is for two years expiring on September 23, 2007. We believe that the issuance of the warrants was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

On September 19, 2005, we granted 50,000 options to purchase shares of our restricted common stock at $0.15 per share to Joseph Schmidt to extend his consulting agreement which expired on May 18, 2005, for an additional month. The term of the options is for 1 year expiring on September 19, 2006. We believe that the grant of the options was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

Pursuant to Goran Balgojevic’s consulting agreement dated September 20, 2005 we issued to him 100,000 series A warrants to purchase shares of our common stock at $0.50 per share and we issued to Anna Gozzi 100,000 series A warrants to purchase shares of our common stock at $0.50 per share as instructed by Mr. Blagojevic. The warrants will expire on December 31, 2006. We believe that the issuance of the warrants was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2).

EXHIBITS

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

UNDERTAKINGS

A.	The undersigned registrant hereby undertakes to:

(1)         File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)	Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)         Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)       Include any additional or changed material information on the plan of distribution.

(2)          For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)         File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

B.

(1)       Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(2)       In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3)          Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorize, in the City of Little River, State of South Carolina on June 6, 2006.

INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.

By: /s/ William E. Prince

William E. Prince, President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Signature	Title	Date

/s/ William E. Prince William E. Prince	President, CEO, Chairman, Chief Accounting Officer, Treasurer and Director	June 6, 2006

/s/ Marion Sofield Marion Sofield	Secretary and Director	June 6, 2006

/s/ Paul Branagan Paul Branagan	Director	June 6, 2006

/s/ Dr. Valgene Dunham Dr. Valgene Dunhan	Director	June 6, 2006

EXHIBIT INDEX

Exhibit Number	Description
(2)(a)	Agreement and Plan of Merger between Coronado Explorations Ltd and Naturol, Inc. (incorporated by reference to Exhibit 2(a) to Form 8-K filed on October 25, 2001)
(2)(b)	Amendment No. 1 to the Agreement and Plan of Merger between Coronado Explorations Ltd and Naturol, Inc. (incorporated by reference to Exhibit 2(b) to Form 8-K filed on January 25, 2001)
(3)(i)(a)	Certificate of Incorporation of Coronado Explorations Ltd. – Dated February 2, 1999 (incorporated by reference to Exhibit 3(i)(a) to Form 10SB12G filed on June 9, 1999)
(3)(i)(b)	Amended and Restated Certificate of Incorporation of Coronado Explorations Ltd. – Dated May 20, 1999 (incorporated by reference to Exhibit 3(i)(b) to Form 8-K filed on January 25, 2001)
(3)(i)(c)	Certificate of Amendment of Certificate of Incorporation of Coronado Explorations Ltd. – Dated October 5, 2000 (incorporated by reference to Exhibit 3(i)(c) to Form 10-KSB filed on October 4, 2004)
(3)(i)(d)	Certificate of Incorporation of Naturol, Inc. – Dated June 9, 2001 (incorporated by reference to Exhibit 3(i)(d) to Form 10-KSB filed on October 4, 2004)
(3)(i)(e)	Certificate of Amendment to Articles of Incorporation of I.E.T., Inc. (incorporated by reference to Exhibit 3 to Form 10-QSB filed on August 23, 2004)
(3)(i)(f)	Certificate of Amendment of Certificate of Incorporation of Naturol Holdings Ltd. – Dated May 5, 2004 (incorporated by reference to Exhibit 3(i) to Form 10-QSB filed on May 14, 2004)
(3)(i)(g)	Certificate of Merger between Coronado Subsidiary Corp. and Naturol, Inc. – Dated January 14, 2001 (incorporated by reference to Exhibit 3(i)(g) to Form 8-K filed on January 25, 2002)
(3)(ii)(a)	Bylaws of Coronado Explorations Ltd. – Dated February 9, 2001 (incorporated by reference to Exhibit 3(ii)(e) to Form 8-K filed on January 25, 2002)
(3)(ii)(b)	Bylaws of Naturol, Inc. – Dated June 9, 2001 (incorporated by reference to Exhibit 3(ii)(f) to Form 10-KSB filed on October 4, 2004)
(5)*	Opinion of Stoecklein Law Group re: legality
(10)(a)

License Agreement among Integrated Environmental Technologies Ltd., Electro-Chemical Technologies Ltd. and Laboratory of Electrotechnology Ltd. – Dated September 4, 2003 (incorporated by reference to Exhibit 10.8 to Form 10-QSB filed on November 19, 2003)

(10)(b)	Supply Agreement – Dated September 4, 2003 (incorporated by reference to Exhibit 10.9 to Form 10-QSB filed on November 19, 2003)
(10)(c)

Letter Agreement between SPDG Naturol Ltd. and Integrated Environmental Technologies Ltd. – Dated October 14, 2003 (incorporated by reference to Exhibit 10.10 to Form 10-QSB filed on November 19, 2003)

(10)(d)

Collaborative Agreement with Integrated Environmental Technologies Ltd. and Coastal Carolina University – Dated December 11, 2003 (incorporated by reference to Exhibit 10.2 to Form 8-K filed on January 8, 2004)

(10)(e)	Contract of Sale – JMW Investments – Dated January 2, 2004 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on March 1, 2004)
(10)(f)	Consultant and Employee Stock Compensation Plan – Dated January 21, 2004 (incorporated by reference to Exhibit 10.3 to Form S-8 filed on January 22, 2004)
(10)(g)	Letter of Intent with Pentagon Technical Services – Dated June 15, 2004 (incorporated by reference to Exhibit 10 to Form 10-QSB filed on August 23, 2004)
(16)	Letter of Andersen, Andersen & Strong, L.C. regarding change in certifying accountant – Dated April 18, 2002. (incorporated by reference to Exhibit 16 to Form 8-K filed on April 26, 2002)
(23)*	Consents of Experts and Counsel
(a) Consent of Weaver & Martin, LLC
(b) Consent of Stoecklein Law Group

______

* Filed herewith